As filed with the SEC on _____________.	Registration No. 33-20018

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

Post-Effective Amendment No. 21

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

in respect of

PRUCO LIFE OF NEW JERSEY

VARIABLE CONTRACT

REAL PROPERTY ACCOUNT

(Exact Name of Registrant)

c/o PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

213 Washington Street

Newark, New Jersey 07102-2992

(800) 778-2255

(Address and telephone number of principal executive offices)

Thomas C. Castano

Chief Legal Officer

Pruco Life Insurance Company of New Jersey

213 Washington Street

Newark, New Jersey 07102-2992

(800) 778-2255

(Name, address, and telephone number of agent for service)

Copy to:

Christopher E. Palmer, Esq.

Goodwin Procter LLP

901 New York Avenue, N.W.

Washington, D.C. 20001

                                                                               CROSS REFERENCE SHEET

(as required by Form S-1)

S-1 Item Number and Caption	Location

1. Forepart of the Registration Statement and Outside Front Cover Page of Prospectus	Cover

2. Inside Front and Outside Back Cover Pages of Prospectus	Inside Front Cover

3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges	Prospectus Cover; Summary; Risk Factors

4. Use of Proceeds	Investment Policies; Current Real Estate-Related Investments; Management's Discussion and Analysis of Financial Condition and Results of Operations

5. Determination of Offering Price	Not Applicable

6. Dilution	Not Applicable

7. Selling Security Holders	Not Applicable

8. Plan of Distribution	Distribution of the Contracts
9. Description of Securities to be Registered

Prospectus Cover; General Information about Pruco Life Insurance Company of New Jersey, Pruco Life of New Jersey Variable Contract Real Property Account, The Prudential Variable Contract Real Property Partnership, and The Investment Manager; The Real Property Account's Unavailability to Certain Contracts; Valuation of Contract Owners' Participating Interests; Charges; Restrictions on Withdrawals; Restrictions on Contract Owners' Investment in the Real Property Account

10. Interests of Named Experts and Counsel	Not Applicable

11. Information With Respect to the Registrant

General Information about Pruco Life Insurance Company of New Jersey, Pruco Life of New Jersey Variable Contract Real Property Account, The Prudential Variable Contract Real Property Partnership, and The Investment Manager; Investment Policies; Current Real Estate-Related Investments; Management's Discussion and Analysis of Financial Condition and Results of Operations; Per Share Investment Income and Capital Changes; Investment Restrictions; Conflicts of Interest; Valuation of Contract Owners' Participating Interests; Financial Statements; Litigation; State Regulation; Federal Income Tax Considerations

12. Disclosure of Commission Position on Indemni- fication for Securities Act Liabilities	Not Applicable

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

May 1, 2008

PRUCO LIFE OF NEW JERSEY

VARIABLE CONTRACT

REAL PROPERTY ACCOUNT

This prospectus is attached to two other types of prospectuses. The first describes either a variable annuity contract or a variable life insurance contract (collectively, the "Contract") issued by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey," "us," "we," or "our"), a stock life insurance company that is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"). The second prospectus describes several investment options available under that variable contract through The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is registered under the Investment Company Act of 1940 as an open-end, diversified management investment company. The Series Fund consists of separate investment portfolios that are mutual funds, each with a different investment policy and objective.

This prospectus describes the Pruco Life of New Jersey Variable Contract Real Property Account (the "Real Property Account"), an additional available investment option. Although it is not a mutual fund, in many ways it is like a mutual fund. Instead of holding a diversified portfolio of securities, such as stocks or bonds, it consists mainly of a portfolio of commercial and residential real properties.

Pruco Life of New Jersey determines the price of a "share" or, as we call it, a "participating interest" in this portfolio of properties, just as it does for the other investment options. It is based upon our best estimate of the fair market value of the properties and other assets held in this portfolio. The portion of your "Contract Fund" (the total amount invested under the Contract) that you allocate to this investment option will change daily in value, up or down, as the fair market value of these real properties and other assets change.

The risks of investing in real property are different from the risks of investing in mutual funds. See RISK FACTORS. Also, your ability to withdraw or transfer your investment in this option is not as freely available as it is for the other investment options. See RESTRICTIONS ON WITHDRAWALS.

Please read this prospectus and keep it for future reference.

The Securities and Exchange Commission ("SEC") maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                Pruco Life Insurance Company of New Jersey

                213 Washington Street

                Newark, New Jersey 07102-2992

                Telephone: (800) 778-2255

PRPA-2 Ed 5-2008

TABLE OF CONTENTS

Page

PER SHARE INVESTMENT INCOME, CAPITAL CHANGES AND SELECTED RATIOS	1

SUMMARY	2
Investment of The Real Property Account Assets	2
Investment Objectives	2
Risk Factors	2
Summary of Charges	3
Availability to Pruco Life of New Jersey Contracts	3

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY, PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT, THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP, AND THE INVESTMENT MANAGER                                                                                          3

Pruco Life Insurance Company of New Jersey	3
Pruco Life of New Jersey Variable Contract Real Property Account	3
The Prudential Variable Contract Real Property Partnership	4
The Investment Manager	4

INVESTMENT POLICIES	5
Overview	5
Investment in Direct Ownership Interests in Real Estate	5
Investments in Mortgage Loans	6
Investments in Sale-Leasebacks	7
General Investment and Operating Policies	8

CURRENT REAL ESTATE-RELATED INVESTMENTS	9
Properties	9

RISK FACTORS	9
Liquidity of Investments	9
General Risks of Real Property Investments	10
Reliance on The Partners and The Investment Manager	11

INVESTMENT RESTRICTIONS	11

DIVERSIFICATION REQUIREMENTS	12

CONFLICTS OF INTEREST	12

THE REAL PROPERTY ACCOUNT’S UNAVAILABILITY TO CERTAIN CONTRACTS	14

VALUATION OF CONTRACT OWNERS’ PARTICIPATING INTERESTS	14

BORROWING BY THE PARTNERSHIP	15

CHARGES	15

RESTRICTIONS ON WITHDRAWALS	16

RESTRICTIONS ON CONTRACT OWNERS’ INVESTMENT IN THE REAL PROPERTY ACCOUNT	17

FEDERAL INCOME TAX CONSIDERATIONS	17

DISTRIBUTION OF THE CONTRACTS	17

STATE REGULATION	17

ADDITIONAL INFORMATION	17

EXPERTS	18

LITIGATION	18

REPORTS TO CONTRACT OWNERS	18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS	18

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	24

FINANCIAL STATEMENTS	24

FINANCIAL STATEMENTS OF PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT

REAL PROPERTY ACCOUNT	A1

FINANCIAL STATEMENTS OF THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY

PARTNERSHIP	B1

PER SHARE INVESTMENT INCOME, CAPITAL CHANGES AND SELECTED

RATIOS

(FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD)

The following information on per share investment income, capital changes and selected ratios has been provided for your information. This page should be read in conjunction with the financial statements and notes thereto of The Prudential Variable Contract Real Property Partnership included in this prospectus.

	01/01/2007	01/01/2006	01/01/2005	01/01/2004	01/01/2003
	to	to	to	to	to
	12/31/2007	12/31/2006	12/31/2005	12/31/2004	12/31/2003

Revenue from real estate and improvements	$4.25	$3.69	$3.80	$3.78	$ 3.43
Equity in income of real estate partnership	$0.17	$0.14	$0.04	$0.09	$ 0.07
Dividend income from real estate investment trusts	$0.00	$0.00	$0.00	$0.00	$ 0.00*
Interest and equity income on mortgage and other loans receivable	$0.00	$0.02	$0.04	$0.02	-
Income from other real estate investments	$0.06	$0.03	$0.00	$0.03	-
Interest on short-term investments	$0.22	$0.27	$0.14	$0.03	$0.04

TOTAL INVESTMENT INCOME	$4.70	$4.15	$4.02	$3.95	$ 3.54

Investment Management fee	$0.50	$0.45	$0.40	$0.36	$ 0.33
Real Estate Taxes	$0.36	$0.30	$0.33	$0.36	$ 0.34
Administrative expense	$0.60	$0.57	$0.62	$0.71	$ 0.46
Operation expense	$1.03	$0.92	$1.04	$1.02	$ 0.67
Interest expense	$0.30	$0.26	$0.30	$0.40	$ 0.33
Minority interest in consolidated partnership	$0.02	$0.03	$0.02	$0.03	$ 0.03

TOTAL INVESTMENT EXPENSES	$2.81	$2.53	$2.71	$2.89	$2.16

NET INVESTMENT INCOME	$1.89	$1.62	$1.29	$1.06	$ 1.38

Net realized gain (loss) on real estate investments sold
or converted	$0.10	$0.01	$0.87	$0.23	$ 0.06

Change in unrealized gain (loss) on real estate investments	$0.83	$2.94	$1.47	$0.33	($ 0.81)
Minority interest in unrealized gain (loss) on investments	$0.12	$0.29	$0.17	$0.12	$ 0.10

Net unrealized gain (loss) on real estate investments	$0.71	$2.65	$1.30	$0.21	($ 0.91)

NET REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS	$0.81	$2.66	$2.17	$0.45	($ 0.85)

Net change in share value	$2.68	$4.28	$3.44	$1.49	$ 0.55

Share value at beginning of period	$33.87	$29.59	$26.15	$24.66	$ 24.11
Share value at end of period	$36.55	$33.87	$29.59	$26.15	$ 24.66

Ratio of expenses to average net assets (1)	7.94%	7.98%	9.78%	11.34%	8.94%

Ratio of net investment income to average net assets (1)	5.28%	5.10%	4.64%	4.16%	5.77%

Number of weighted shares outstanding at
end of period (000’s)	6,759	6,893	7,133	7,364	7,640

All per share calculations are based on weighted average shares outstanding.

(1) Average net assets are calculated based on an average of ending monthly net assets.

*Per Share amount less than $0.01 (rounded)

1 - Real Property

SUMMARY

This Summary provides a brief overview of the more significant aspects of the Real Property Account. We provide further detail in the subsequent sections of this prospectus.

The Real Property Account is a separate account of Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”) created pursuant to New Jersey insurance law. Under that law, the assets of the Real Property Account are not chargeable with liabilities arising out of any other business of Pruco Life of New Jersey. Owners of certain variable life insurance and variable annuity contracts issued by Pruco Life of New Jersey may allocate a portion of their net premiums or purchase payments, or transfer a portion of their Contract Fund, to the Real Property Account. Values and benefits under the Contracts will thereafter reflect the investment experience of the Real Property Account. Contract owners, not Pruco Life of New Jersey, bear the risks and rewards of the investment performance of the Real Property Account to the extent of the Contract owner's Contract Fund invested in the Real Property Account. This prospectus is attached to and should be read in conjunction with the prospectus for the Contract you selected.

Investment of The Real Property Account Assets

The Real Property Account assets are invested primarily in income-producing real estate through The Prudential Variable Contract Real Property Partnership (the "Partnership"), which is a general partnership that was established by Prudential and two of its wholly-owned subsidiaries, Pruco Life Insurance Company ("Pruco Life") and Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”). See The Prudential Variable Contract Real Property Partnership. Currently Prudential serves as the investment manager of the Partnership. Prudential acts through Prudential Investment Management, Inc. See The Investment Manager. The Partnership invests at least 65% of its assets in direct ownership interests in:

1.	income-producing real estate;
2.	participating mortgage loans (mortgages providing for participation in the revenues generated by, or the appreciation of, the underlying property, or both) originated for the Partnership; and
3.	real property sale-leasebacks negotiated on behalf of the Partnership.

The large majority of these real estate investments will be in direct ownership interests in income producing real estate, such as office buildings, shopping centers, apartments, industrial properties or hotels. The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land. Approximately 10% of the Partnership's assets will be held in cash or invested in liquid instruments and securities. The remainder of the Partnership's assets may be invested in other types of real estate related investments, including non-participating mortgage loans and real estate investment trusts.

Investment Objectives

The investment objectives of the Partnership are to:

1.	preserve and protect the Partnership's capital;
2.	compound income by reinvesting investment cash flow; and
3.	over time, increase the income amount through appreciation in the value of permitted investments and, to a lesser extent, through mortgage loans and sale-leaseback transactions.

There is no assurance that the Partnership's objectives will be attained. See INVESTMENT POLICIES.

Risk Factors

Investment in the Real Property Account, and thereby, participation in the investment experience of the Partnership, involves significant risks. See RISK FACTORS. These include the risk of fluctuating real estate values and the risk that the appraised or estimated values of the Partnership's real property investments will not be realized upon their disposition. Many of the Partnership's real estate investments will not be quickly convertible into cash. Therefore, the Real Property Account should be viewed as a long-term investment. See RESTRICTIONS ON WITHDRAWALS.

Pruco Life of New Jersey and the investment manager have taken steps to ensure that the Real Property Account and Partnership will be sufficiently liquid to satisfy all withdrawal or loan requests promptly (within seven days), see Liquidity of Investments. Prudential’s management of the Partnership is subject to certain conflicts of interest, including the possible acquisition of properties from Prudential Financial affiliates. See CONFLICTS OF INTEREST.

2 - Real Property

Summary of Charges

The Partnership pays a daily investment management fee, which amounts to 1.25% per year of the average daily gross assets of the Partnership. The Partnership also compensates the investment manager for providing certain accounting and administrative services. See CHARGES. The portion of your Contract Fund allocated to the Real Property Account is subject to the same Contract charges as the portion of your Contract Fund allocated to The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is the underlying funding vehicle for the other variable investment options available to Contract owners. You should read the Contract prospectus for a description of those charges.

Availability to Pruco Life of New Jersey Contracts

The Real Property Account is currently available to purchasers of Pruco Life of New Jersey's Variable Appreciable Life® Insurance Contracts, Variable Life Insurance Contracts, Discovery® Life Plus Contracts and Discovery® Plus Contracts. It is not available on Contracts that are purchased in connection with IRAs, Section 403(b) annuities, and other tax-qualified plans, that are subject to the Employee Retirement Income Security Act of 1974 ("ERISA") or to the prohibited transaction excise tax provisions of the Internal Revenue Code. See THE REAL PROPERTY ACCOUNT'S UNAVAILABILITY TO CERTAIN CONTRACTS. For example, a Variable Appreciable Life Contract owner who elects to invest part of his or her net premiums in the Pruco Life of New Jersey Variable Appreciable Account, a separate account of Pruco Life of New Jersey registered as a unit investment trust under the Investment Company Act of 1940, and part in the Real Property Account, will be subject to the same: (1) monthly sales charges; (2) risk charges; (3) administrative charges; (4) insurance charges; and (5) contingent deferred sales charges without regard to what portion is invested in the Pruco Life of New Jersey Variable Appreciable Account and what portion is invested in the Real Property Account. The Real Property Account has established different subaccounts, relating to the different types of variable Contracts that may participate in the Real Property Account. These subaccounts provide the mechanism and maintain the records whereby these different Contract charges are made.

This prospectus may only be offered in jurisdictions in which the offering is lawful. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY OF

NEW JERSEY, PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL

PROPERTY ACCOUNT, THE PRUDENTIAL VARIABLE CONTRACT REAL

PROPERTY PARTNERSHIP, AND THE INVESTMENT MANAGER

Pruco Life Insurance Company of New Jersey

Pruco Life of New Jersey, a stock life insurance company, was organized on September 17, 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities only in the States of New Jersey and New York. These Contracts are not offered in any state in which the necessary approvals have not yet been obtained.

Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), a stock life insurance company that has been doing business since October 13, 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company. As Pruco Life of New Jersey’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life of New Jersey and Prudential. However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life of New Jersey may owe under the Contract.

Pruco Life of New Jersey's financial statements appear in the statement of additional information for the Contract prospectus, which is available upon request.

Pruco Life of New Jersey Variable Contract Real Property Account

The Real Property Account (the "Real Property Account") was established on October 30, 1987 under New Jersey law as a separate investment account. The Real Property Account meets the definition of a "separate account" under the federal securities laws. The Real Property Account holds assets that are separated from all of Pruco Life of New Jersey's other assets. The Real Property Account is used only to support the variable benefits payable under the Contracts that are funded by the real estate investment option.

The Contract obligations to Contract owners and beneficiaries are general corporate obligations of Pruco Life of New Jersey. Pruco Life of New Jersey is also the legal owner of the Real Property Account assets. Pruco Life of New Jersey

3 - Real Property

will maintain assets in the Real Property Account with a total market value at least equal to the amounts credited under the real estate option to all the Contracts participating in the Real Property Account. These assets may not be charged with liabilities, which arise from any other business that Pruco Life of New Jersey conducts. In addition to these assets, the Real Property Account's assets may include funds contributed by Pruco Life of New Jersey, and reflect any accumulations of the charges Pruco Life of New Jersey makes against the Real Property Account. See VALUATION OF CONTRACT OWNER'S PARTICIPATING INTERESTS.

Pruco Life of New Jersey will bear the risks and rewards of the Real Property Account's investment experience to the extent of its investment in the Real Property Account. Pruco Life of New Jersey may withdraw or redeem its investment in the Real Property Account at any time. We will not make any such redemption if it will have a materially adverse impact on the Real Property Account. Accumulations of charges will be withdrawn on a regular basis.

Unlike the other separate accounts funding the Contracts, the Real Property Account is not registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 as an investment company. For state law purposes, the Real Property Account is treated as a part or division of Pruco Life of New Jersey. Contract owners have no voting rights with respect to the Real Property Account. The Real Property Account is under the control and management of Pruco Life of New Jersey. The Board of Directors and officers of Pruco Life of New Jersey are responsible for the management of the Real Property Account. No salaries of Pruco Life of New Jersey personnel are paid by the Real Property Account. Information regarding the directors and officers of Pruco Life of New Jersey is contained in the attached prospectus for the Contract. The financial statements of the Real Property Account begin on page A1.

The Prudential Variable Contract Real Property Partnership

The assets of the Real Property Account are invested in the Partnership. The Partnership, a general partnership organized under New Jersey law on April 29, 1988, was formed through an agreement among Prudential, Pruco Life, and Pruco Life of New Jersey, to provide a means for assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts issued by the respective companies to be invested in a commingled pool. This was done to provide greater diversification of investments and lower transaction costs than would be possible if the assets were separately invested by each company. All amounts allocated to the Real Property Account are contributed by Pruco Life of New Jersey to the Partnership. Pruco Life of New Jersey's general partnership interest in the Partnership is held in the Real Property Account.

The initial contributions to the Partnership were made on April 29, 1988. Prudential contributed $100,000 in cash to the Partnership; Pruco Life of New Jersey contributed $100,000 in cash to the Partnership; and Pruco Life contributed the real estate and other assets held in its real estate separate account, which had been actively investing in real estate for more than a year. Those assets had an estimated market value of $91,538,737 on that date. Each Partner is entitled to its respective proportionate share of all income, gains, and losses of the Partnership.

The Partnership assets are valued on each business day. The value of each Partner's interest will fluctuate with the investment performance of the Partnership. In addition, the Partners’ interests are proportionately readjusted, at the current value, on each day when a Partner makes a contribution to, or withdrawal from, the Partnership. When you choose to allocate a portion of your net premiums or purchase payments, or transfer a portion of your Contract Fund, to the Real Property Account, Pruco Life of New Jersey will contribute that amount to the Partnership as a capital contribution. It will correspondingly increase the Real Property Account's interest in the Partnership. Values and benefits under the Contract will thereafter vary with the performance of the Partnership's investments. For more information on how the value of your interest in the Real Property Account and the value of the Partnership's investments are calculated, see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS.

Contract owners have no voting rights with respect to the Partnership operations. The financial statements of the Partnership begin on page B1.

The Investment Manager

Currently, Prudential Investment Management, Inc. (“PIM”) acts as investment manager of the Partnership. PIM invests in and manages real estate equities and mortgages for the general account and separate accounts of Prudential Financial affiliates, and other third party accounts.

PIM, on behalf of the general account, and separate accounts of Prudential Financial affiliates, and other third party accounts, is one of the largest real estate investors in North America. PIM and Prudential Financial affiliates participate in real estate ventures through public and private partnerships. As of December 31, 2007, PIM managed $61.2 billion of net domestic real estate mortgages and equities of which $30.0 billion is in Prudential’s general account and $31.2

4 - Real Property

billion is in separate accounts and other third party accounts. Statement value for general account assets is recorded at depreciated cost and for assets in separate accounts and other third party accounts at market value. For a discussion of how the Partnership's real estate-related investments are valued, see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS.

PIM has organized its real estate activities into separate business units within Prudential's Global Asset Management Group. Prudential Real Estate Investors ("PREI"™) is the unit responsible for the investments of the Real Property Partnership. PREI's investment staff is responsible for both general account and third party account real estate investment management activities.

PREI provides global investment management services to institutional investors worldwide. PREI is headquartered in Parsippany, New Jersey and has 4 field offices across the United States. As of December 31, 2007, PREI had under management, within the US, approximately 29.1 million net rentable square feet of office real estate, 36.3 million net rentable square feet of industrial real estate, 27.1 million net rentable square feet of retail real estate, 3,492 hotel rooms, 16,629 multifamily residential units, and 14.9 million units of self-storage real estate.

PIM has entered into an administrative services agreement with Prudential, Pruco Life, and Pruco Life of New Jersey under which it pays the companies a fee for performing certain of PIM’s record keeping and other obligations under its investment management agreement with the Partnership.

INVESTMENT POLICIES

Overview

The Partnership has an investment policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans. The largest portion of these real estate investments are direct ownership interests in income-producing real estate, such as office buildings, shopping centers, hotels, apartments, or industrial properties. Approximately 10% of the Partnership’s assets are generally held in cash or invested in liquid instruments and securities although the Partners reserve discretion to increase this amount to meet partnership liquidity requirements. The remainder of the Partnership’s assets are invested in other types of real estate-related investments, including real estate investment trusts.

Investment in Direct Ownership Interests in Real Estate

Acquisition. The Partnership's principal investment policy involves acquiring direct ownership interests in existing (including newly constructed) income-producing real estate, including office buildings, shopping centers, apartment buildings, industrial properties, and hotels. The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land. Property acquisitions will generally be carried out by the real estate acquisition offices in PREI's network of field offices located in Parsippany, New Jersey, Atlanta, Georgia, Chicago, Illinois and San Francisco, California. A field office or an affiliate of Prudential Financial supervises the management of properties in all of PIM's accounts.

Proposals to acquire properties for the Partnership are usually originated by a field office. They are reviewed and approved by the Investment Management Committee of PREI. Depending upon the size of the acquisition and other factors, a proposed real estate investment may also be submitted for review to the Investment Committee of the Board of Directors of Prudential.

Although percentage limitations on the type and location of properties that may be acquired by the Partnership have not been established, the Partnership plans to diversify its investments through the type of property acquired and its geographic location. The Partnership's investments will be maintained to meet the Internal Revenue Code diversification requirements. See General Investment and Operating Policies.

In order for the Partnership to meet its stated objectives, it will have to acquire properties that generate more cash than needed to pay its gross operating expenses. To do this, a substantial portion of the Partnership's assets will be invested in properties with operating histories that include established rent and expense schedules. However, the Partnership may also acquire recently constructed properties that may be subject to agreements with sellers providing for certain minimum levels of income. Upon the expiration of or default under these agreements, there is no assurance that the Partnership will maintain the level of operating income necessary to produce the return it was previously experiencing. The Partnership may purchase real property from Prudential Financial or its affiliates under certain conditions. See CONFLICTS OF INTEREST.

The property acquired by the Partnership is usually real estate, which is ready for use. Accordingly, the Partnership is not usually subject to the development or construction risks inherent in the purchase of unimproved real estate. From

5 - Real Property

time to time, however, the Partnership may invest in a developmental real estate project that is consistent with the Partnership's objectives. The Partnership will then be subject to those risks.

The Partnership will often own the entire fee interest in an acquired property, but it may also hold other direct ownership interests. These include, but are not limited to, partnership interests, limited liability company interests, leaseholds, and tenancies in common.

Property Management and Leasing Services. The Partnership usually retains a management company operating in the area of a property to perform local property management services. A field office or other affiliate of Prudential Financial will usually: (1) supervise and monitor the performance of the local management company; (2) determine and establish the required accounting information to be supplied; (3) periodically inspect the property; (4) review and approve property operating budgets; and (5) review actual operations to ensure compliance with budgets. In addition to day-to-day management of the property, the local management company will have responsibility for: (1) supervision of any on-site personnel; (2) negotiation of maintenance and service contracts; (3) major repair advice; (4) replacements and capital improvements; (5) the review of market conditions to recommend rent schedule changes; and (6) creation of marketing and advertising programs to obtain and maintain good occupancy rates by responsible tenants. The local management company fees will reduce the cash flow from the property to the Partnership.

The Partnership usually retains a leasing company to perform leasing services on any property with actual or projected vacancies. The leasing company will coordinate with the property management company to provide marketing and leasing services for the property. When the property management company is qualified to handle leasing, it may also be hired to provide leasing services. Leasing commissions and expenses will reduce the cash flow from the property to the Partnership.

PREI may, on behalf of the Partnership, hire a Prudential Financial affiliate to perform property management or leasing services. The affiliate's services must be provided on terms competitive with unaffiliated entities performing similar services in the same geographic area. See CONFLICTS OF INTEREST.

Annually, the field office which oversees the management of each property owned by the Partnership will, together with the local property management firm, develop a business plan and budget for each property. It will consider, among other things, the projected rollover of individual leases, necessary capital expenditures and any expansion or modification of the use of the property. The approval of an officer of PREI is required. The field office will also periodically report the operating performance of the property to PREI.

Investments in Mortgage Loans

Types of Mortgage Loans

The Partnership is authorized to invest in mortgage loans, including conventional mortgage loans that may pay fixed or variable rates of interest and mortgage loans that have a Participation (as defined below). The Partnership will not make mortgage loans to Prudential Financial affiliates.

The Partnership intends to give mortgage loans on: (1) commercial properties (such as office buildings, shopping centers, hotels, industrial properties, and office showrooms); (2) agricultural properties; and (3) residential properties (such as garden apartment complexes and high-rise apartment buildings). These loans are usually secured by properties with income-producing potential based on historical or projected data. Usually, they are not personal obligations of the borrower and are not insured or guaranteed.

1. First Mortgage Loans. The Partnership will primarily make first mortgage loans secured by mortgages on existing income-producing property. These loans may provide for interest-only payments and a balloon payment at maturity.

2. Wraparound Mortgage Loans. The Partnership also may make wraparound mortgage loans on income-producing properties which are already mortgaged to unaffiliated entities. A wraparound mortgage loan is a mortgage with a principal amount equal to the outstanding balance of the prior existing mortgage plus the amount to be advanced by the lender under the wraparound mortgage loan, thereby providing the property owner with additional funds without disturbing the existing loan. The terms of wraparound mortgage loans made by the Partnership require the borrower to make all principal and interest payments on the underlying loan to the Partnership, which will then pay the holder of the prior loan. Because the existing first mortgage loan is preserved, the lien of the wraparound mortgage loan is junior to it. The Partnership will make wraparound mortgage loans only in states where local applicable foreclosure laws permit a lender, in the event of the borrower's default, to obtain possession of the property which secures the loan.

3. Junior Mortgage Loans. The Partnership may also invest in other junior mortgage loans. Junior mortgage loans will be secured by mortgages which are subordinate to one or more prior liens on the real property. They will generally, but not in all cases, provide for repayment in full prior to the end of the amortization period of the senior mortgages.

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Recourse on such loans will include the real property encumbered by the Partnership's mortgage and may also include other collateral or personal guarantees by the borrower.

The Partnership will generally make junior or wraparound mortgage loans only if the senior mortgage, when combined with the amount of the Partnership's mortgage loan, would not exceed the maximum amount which the Partnership would be willing to commit to a first mortgage loan and only under such circumstances and on such property as to which the Partnership would otherwise make a first mortgage loan.

4. Participations. The Partnership may make mortgage loans, which, in addition to charging a base rate of interest, will include provisions permitting the Partnership to participate (a "Participation") in the economic benefits of the underlying property. The Partnership would receive a percentage of: (1) the gross or net revenues from the property operations; and/or (2) the increase in the property value realized by the borrower, such as through sale or refinancing of the property. These arrangements may also grant the Partnership an option to acquire the property or an undivided interest in the property securing the loan. When the Partnership negotiates the right to receive additional interest in the form of a percentage of the gross revenues or otherwise, the fixed cash return to the Partnership from that investment will generally be less than would otherwise be the case. It is expected that the Partnership will be entitled to percentage Participations when the gross or net revenues from the property operations exceed a certain base amount. This base amount may be adjusted if real estate taxes or similar charges are increased. The form and extent of the additional interest that the Partnership receives will vary with each transaction depending on: (1) the equity investment of the owner or developer of the property; (2) other financing or credit obtained by the owner or developer; (3) the fixed base interest rate on the mortgage loan by the Partnership; (4) any other security arrangement; (5) the cash flow and pro forma cash flow from the property; and (6) market conditions.

The Partnership intends to use this additional interest as a hedge against inflation. It assumes that as prices increase in the economy, the rental prices on properties, such as shopping centers or office buildings, will increase and there should be a corresponding increase in the property value. There is no assurance that additional interest or increased property values will be received. In that event, the Partnership will be entitled to receive only the fixed portion of its return.

Standards for Mortgage Loan Investments

In making mortgage loans, the investment manager will consider relevant real property and financial factors, including: (1) the location, condition, and use of the underlying property; (2) its operating history; (3) its future income-producing capacity; and (4) the quality, experience, and creditworthiness of the unaffiliated borrower.

Before the Partnership makes a mortgage loan, the investment manager analyzes the fair market value of the underlying real estate. In general, the amount of each mortgage loan made by the Partnership will not exceed, when added to the amount of any existing indebtedness, 80% of the estimated or appraised value of the property mortgaged.

Dealing With Outstanding Loans

The Partnership may sell its mortgage loans prior to maturity if it is deemed advisable by the investment manager and consistent with the Partnership's investment objectives. The investment manager may also: (1) extend the maturity of any mortgage loan made by the Partnership; (2) consent to a sale of the property subject to a mortgage loan or finance the purchase of a property by making a new mortgage loan in connection with the sale of a property (either with or without requiring the repayment of the mortgage loan); (3) renegotiate the terms of a mortgage loan; and (4) otherwise deal with the mortgage loans of the Partnership.

Investments in Sale-Leasebacks

A portion of the Partnership's investments may consist of real property sale-leaseback transactions ("Leasebacks"). In this type of transaction, the Partnership will purchase land and income-producing improvements on the land and simultaneously lease the land and improvements, generally to the seller, under a long-term lease. Leasebacks may be for very long periods and may provide for increasing payments from the lessee.

Under the terms of the Leaseback, the tenant will operate, or provide for the operation of, the property and generally be responsible for the payment of all costs, including: (1) taxes; (2) mortgage debt service; (3) maintenance and repair of the improvements; and (4) insurance. In some cases, the Partnership may also grant the lessee an option to acquire the land and improvements from the Partnership after a period of years. The option exercise price would be based on the fair market value of the property, as encumbered by the lease, the increase in the gross revenues from the property or other objective criteria reflecting the increased value of the property.

In some Leaseback transactions, the Partnership may only purchase the land under an income-producing building and lease the land to the building owner. In such cases, the Partnership may seek, in addition to base rents in its Leasebacks, Participations in the gross revenues from the building in a form such as a percentage of the gross revenues

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of the lessee above a base amount (which may be adjusted if real property taxes increase or for other events). The Partnership may invest in leasebacks which are subordinate to other interests in the land, buildings, and improvements, such as a first mortgage, other mortgage, or lien. In those situations, the Partnership's leaseback interest will be subject to greater risks.

The Partnership will only acquire a property for a Leaseback transaction if the purchase price is equal to not more than 100% of the estimated or appraised property value. The Partnership may dispose of its Leasebacks when deemed advisable by the investment manager and consistent with the Partnership's investment objectives.

General Investment and Operating Policies

The Partnership does not intend to invest in any direct ownership interests in properties, mortgage loans or Leasebacks in order to make short-term profits from their sale, although in exceptional cases, the investment manager may decide to do so in the best interests of the Partnership. The Partnership may dispose of its investments whenever necessary to meet its cash requirements or when it is deemed to be desirable by the investment manager because of market conditions or otherwise. The Partnership will reinvest any proceeds from the disposition of assets (and any cash flow from operations) which are not necessary for the Partnership's operations and which are not withdrawn by the Partners in order to make distributions to investors pursuant to the variable contracts issued by the Partners, or to Prudential to return its equity interests pursuant to this prospectus. The proceeds will be reinvested in investments consistent with the Partnership's investment objectives and policies.

In making investments in properties, mortgage loans, Leasebacks or other real estate investments, the Partnership will rely on the investment manager's analysis of the investment and will not receive an independent appraisal prior to acquisition. The Partnership expects, however, that all the properties it owns, and most mortgage loans it holds, will be appraised or valued annually by an independent appraiser who is a member of a nationally recognized society of appraisers. Each appraisal will be maintained in the Partnership records for at least five years. It should be noted that appraised values are opinions and, as such, may not represent the true worth or realizable value of the property being appraised.

The Partnership usually purchases properties on an unleveraged basis. The properties acquired will typically be free and clear of mortgage debt immediately after their acquisition. The Partnership may, however, acquire properties subject to existing mortgage loans. In addition, the Partnership may mortgage or acquire properties partly with the proceeds of purchase money mortgage loans, up to 80% of the property value. Although this is not usually done, the Partnership may do so if the investment manager decides that it is consistent with its investment objectives. When the Partnership mortgages its properties, it bears the expense of mortgage payments. See BORROWING BY THE PARTNERSHIP.

The Partnership may also invest a portion of its assets in non-participating mortgage loans, real estate limited partnerships, limited liability companies, real estate investment trusts, and other vehicles whose underlying investment is in real estate.

The Partnership's investments will be maintained in order to meet the diversification requirements set forth in regulations under the Internal Revenue Code (the "Code") relating to the investments of variable life insurance and variable annuity separate accounts. In order to meet the diversification requirements under the regulations, the Partnership will meet the following test: (1) no more than 55% of the assets will be invested in any one investment; (2) no more than 70% of the assets will be invested in any two investments; (3) no more than 80% of the assets will be invested in any three investments; and (4) no more than 90% of the assets will be invested in any four investments. All interests in the same real property project are treated as a single investment. The Partnership must meet the above test within 30 days of the end of each calendar quarter. To comply with the diversification requirements of the State of Arizona, the Partnership will limit additional investments in any one parcel or related parcels to an amount not exceeding 10% of Partnership's gross assets, as of the prior fiscal year end.

In managing the assets of the Partnership, the investment manager will use its discretion in determining whether to foreclose on defaulting borrowers or to evict defaulting tenants. The investment manager will decide which course of action is in the best interests of the Partnership in maintaining the value of the investment.

Property management services are usually required for the Partnership's investments in properties which are owned and operated by the Partnership, but usually will not be needed for mortgage loans owned by the Partnership, except for mortgage servicing. It is possible, however, that these services will be necessary or desirable in exercising default remedies under a foreclosure on a mortgage loan. The investment manager may engage, on behalf of the Partnership, Prudential Financial affiliated or unaffiliated entities to provide these additional services to the Partnership. The investment manager may engage Prudential Financial affiliates to provide property management, property development services, loan servicing or other services if and only if the fees paid to an affiliate do not exceed the amount that would

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be paid to an independent party for similar services rendered in the same geographic area. See CONFLICTS OF INTEREST.

The investment manager will manage the Partnership so that the Real Property Account will not be subject to registration under the Investment Company Act of 1940. This requires monitoring the proportion of the Partnership's assets to be placed in various investments.

CURRENT REAL ESTATE-RELATED INVESTMENTS

The current principal real estate-related investments held by the Partnership are described below. Many of these investments were originated by, and previously held in, The Prudential Real Property Account of Pruco Life Insurance Company (the “Pruco Life Account”), a separate account established to fund the real estate investment option under variable contracts issued by Pruco Life. Prior to the formation of the Partnership, the Pruco Life Account followed the same investment policies as those followed by the Partnership. Pruco Life contributed the assets held in the Pruco Life Account to the Partnership as its initial capital contribution to the Partnership.

Properties

The Partnership owns the following properties as of December 31, 2007.

1.	Office Properties

The Partnership owns office properties in Lisle, Illinois; Brentwood, Tennessee; and Beaverton, Oregon. Total square footage owned is approximately 370,550, of which 87%, or 321,410 square feet, are leased between 1 and 10 years.

2.	Apartment Complexes

The Partnership owns apartment properties in Atlanta, Georgia; Austin, Texas; Charlotte, North Carolina; and Raleigh, North Carolina, comprising a total of 855 apartment units, of which 94%, or 802 units, are leased. Leases range from month to month to one year.

3.	Retail Property

The Partnership owns retail properties in Roswell, Georgia; Ocean City, Maryland; Hampton, Virginia; Dunn, North Carolina; and Westminster, Maryland. Total square footage owned is approximately 942,056 of which 85%, or 805,415 square feet, are leased between 1 and 30 years.

4.	Hotel Property

The Partnership owns a hotel property in Lake Oswego, Oregon. This joint venture investment has 161 rooms. Occupancy for the year ended 2007 averaged 76%.

5.	Investment in Real Estate Trust

The Partnership liquidated its entire investment in REIT shares in December 2001. The Partnership does, however, maintain a preferred equity investment in an existing private real estate investment trust, or “REIT.”

RISK FACTORS

There are certain risk factors that you should consider before allocating a portion of your net premiums or purchase payments, or transferring a portion of your Contract Fund, to the Real Property Account. These include valuation risks, (see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS), certain conflicts of interest, (see CONFLICTS OF INTEREST), as well as the following risks:

Liquidity of Investments

Because the Real Property Account will, through the Partnership, invest primarily in real estate, its assets will not be as liquid as the investments generally made by separate accounts of life insurance companies funding variable life insurance and variable annuity contracts. The Partnership will, however, hold approximately 10% of its assets in cash and invested in liquid securities. The primary purposes for such investments are to meet the expenses involved in the operation of the Partnership and to allow it to have sufficient liquid assets to meet any requests for withdrawals from the Real Property Account. Such withdrawals would be made in order to meet requested or required payments under the Contracts. The Partnership may also borrow funds to meet liquidity needs. See BORROWING BY THE PARTNERSHIP.

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We have taken steps to ensure that the Partnership will be liquid enough to meet all anticipated withdrawals by the Partners to meet the separate accounts' liquidity requirements. It is possible that the Partnership may need to dispose of a real property or mortgage loan investment promptly in order to meet such withdrawal requests.

General Risks of Real Property Investments

By participating in the Real Property Account and thereby in the investment performance of the Partnership, you will be subject to many of the risks of real property investments. These include:

1. Risks of Ownership of Real Properties. The Partnership will be subject to the risks inherent in the ownership of real property such as fluctuations in occupancy rates and operating expenses and variations in rental schedules. It may be adversely affected by general and local economic conditions, the supply of and demand for properties of the type in which the Partnership invests, zoning laws, and real property tax rates. Operation of property in which the Partnership invests will primarily involve rental of that property to tenants. The financial failure of a tenant resulting in the termination of their lease might cause a reduction in the cash flow to the Partnership. If a lease is terminated, there is no assurance that the Partnership will be able to find a new tenant for the property on terms as favorable to the Partnership as those from the prior tenant. Investments in hotels are subject to additional risk from the daily turnover and fluctuating occupancy rates of hotel rooms and the absence of long-term tenants.

The Partnership's properties will also be subject to the risk of loss due to certain types of property damage (such as from nuclear power plant accidents and wars), which are either uninsurable or not economically insurable.

2. Risks of Mortgage Loan Investments. The Partnership's mortgage loan investments will be subject to the risk of default by the borrowers. In this event the Partnership would have the added responsibility of foreclosing on or pursuing other remedies on the underlying properties to protect the value of its mortgage loans. A borrower's ability to meet its mortgage loan payments will be dependent upon the risks generally inherent to the ownership of real property. Mortgage loans made by the Partnership will generally not be personal obligations of the borrowers. The Partnership will only rely on the value of the underlying property for its security. Mechanics', material men's, government, and other liens may have or obtain priority over the Partnership's security interest in the property.

In addition, the Partnership's mortgage loan investments will be subject to prepayment risks. If the terms of the mortgage loans permit, mortgagors may prepay the loans, thus possibly changing the Partnership's return.

Junior mortgage loans (including wraparound mortgage loans) will be subject to greater risk than first mortgage loans, since they will be subordinate to liens of senior mortgagees. In the event a default occurs on a senior mortgage, the Partnership may be required to make payments or take other actions to cure the default (if it has the right to do so) in order to prevent foreclosure on the senior mortgage and possible loss of all or portions of the Partnership's investment. "Due on sale" clauses included in some senior mortgages, accelerating the amount due under the senior mortgage in the case of sale of the property, may be applied to the sale of the property upon foreclosure by the Partnership of its junior mortgage loan.

The risk of lending on real estate increases as the proportion, which the amount of the mortgage loan bears to the fair market value of the real estate increases. The Partnership usually does not make mortgage loans of over 80% of the estimated or appraised value of the property that secures the loan. There can be no assurance, that in the event of a default, the Partnership will realize an amount equal to the estimated or appraised value of the property on which a mortgage loan was made.

Mortgage loans made by the Partnership may be subject to state usury laws. These laws impose limits on interest charges and possible penalties for violation of those limits, including restitution of excess interest, unenforceability of debt, and treble damages. The Partnership does not intend to make mortgage loans at usurious rates of interest. Uncertainties in determining the legality of interest rates and other borrowing charges under some statutes could result in inadvertent violations, in which case the Partnership could incur the penalties mentioned above.

3. Risks with Participations. The Partnership may seek to invest in mortgage loans and Leasebacks with Participations, which will provide the Partnership with both fixed interest and additional interest based upon gross revenues, sale proceeds, and/or other variable amounts. If the interest income received by the Partnership is based, in part, on a percentage of the gross revenues or sale proceeds of the underlying property, the Partnership's income will depend on the success in the leasing of the underlying property, the management and operation of such property by the borrower or lessee and upon the market value of the property upon ultimate disposition. If the Partnership negotiates a mortgage loan with a lower fixed interest rate and an additional percentage of the gross revenues or eventual sale proceeds of the underlying property, and the underlying property fails to generate increased revenues or to appreciate, the Partnership will have foregone a potentially greater fixed return without receiving the benefit of appreciation. State laws may limit Participations. In the event of the borrower’s bankruptcy, it is possible that as a result of the Partnership's interest in the gross revenues or sale proceeds, a court could treat the Partnership as a partner or joint venturer with the

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borrower, and the Partnership could lose the priority its security interest would have been given, or be liable for the borrower’s debts. The Partnership will structure its Participations to avoid being characterized as a partner or joint venturer with the borrower.

4. Risks with Sale-Leaseback Transactions. Leaseback transactions typically involve the acquisition of land and improvements thereon and the leaseback of such land and improvements to the seller or another party. The value of the land and improvements will depend, in large part, on the performance and financial stability of the lessee and its tenants, if any. The tenants’ leases may have shorter terms than the leaseback. Therefore, the lessee's future ability to meet payment obligations to the Partnership will depend on its ability to obtain renewals of such leases or new leases upon satisfactory terms and the ability of the tenants to meet their rental payments to the lessee.

PREI investigates the stability and creditworthiness of lessees in all commercial properties it may acquire, including leaseback transactions. However, a lessee in a leaseback transaction may have few, if any, assets. The Partnership will therefore rely for its security on the value of the land and improvements. When the Partnership's leaseback interest is subordinate to other interests in the land or improvements, such as a first mortgage or other lien, the Partnership's leaseback will be subject to greater risk. A default by a lessee or other premature termination of the leaseback may result in the Partnership being unable to recover its investment unless the property is sold or leased on favorable terms. The ability of the lessee to meet its obligations under the leaseback, and the value of a property, may be affected by a number of factors inherent in the ownership of real property which are described above. Furthermore, the long-term nature of a leaseback may, in the future, result in the Partnership receiving lower average annual rentals. However, this risk may be lessened if the Partnership obtains Participations in connection with its Leasebacks.

Reliance on The Partners and The Investment Manager

You do not have a vote in determining the policies of the Partnership or the Real Property Account. You also have no right or power to take part in the management of the Partnership or the Real Property Account. The investment manager alone, subject to the supervision of the Partners, will make all decisions with respect to the management of the Partnership, including the determination as to what properties to acquire, subject to the investment policies and restrictions. Although the Partners have the right to replace the investment manager, it should be noted that Prudential, Pruco Life, Pruco Life of New Jersey, and the investment manager are wholly-owned subsidiaries of Prudential Financial.

The Partnership will compete in the acquisition of its investments with many other individuals and entities engaged in real estate activities, including the investment manager and its affiliates. See CONFLICTS OF INTEREST. There may be intense competition in obtaining properties or mortgages in which the Partnership intends to invest. Competition may result in increased costs of suitable investments.

Since the Partnership will continuously look for new investments, you will not be able to evaluate the economic merit of many of the investments, which may be acquired by the Partnership. You must depend upon the ability of the investment manager to select investments.

INVESTMENT RESTRICTIONS

The Partnership has adopted certain restrictions relating to its investment activities. These restrictions may be changed, if the law permits, by the Partners. Pursuant to these restrictions, the Partnership will not:

1.	Make any investments not related to real estate, other than liquid instruments and securities.

2.	Engage in underwriting of securities issued by others.

3.	Invest in securities issued by any investment company.

4.	Sell securities short.

5.	Purchase or sell oil, gas, or other mineral exploration or development programs.

6.	Make loans to the Partners, any of their affiliates, or any investment program sponsored by such parties.

7.	Enter into leaseback transactions in which the lessee is Prudential, Pruco Life, Pruco Life of New Jersey, their affiliates, or any investment program sponsored by such parties.

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8.

Borrow more than 331/3% (pursuant to California state requirements) of the value of the assets of the Partnership (based upon periodic valuations and appraisals). See VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS.

DIVERSIFICATION REQUIREMENTS

The Partnership’s investments are maintained so as to meet the diversification requirements set forth in Treasury Regulations issued pursuant to Section 817(h) of the Internal Revenue Code relating to the investments of variable life insurance and variable annuity separate accounts. Section 817(h) requires, among other things, that the partnership will have no more than 55% of the assets invested in any one investment, no more than 70% of the assets will be invested in any two investments, no more than 80% of the assets will be invested in any three investments, and no more than 90% of the assets will be invested in any four investments. To comply with requirements of the State of Arizona, the Partnership will limit additional investments in any one parcel or related parcels to an amount not exceeding 10% of the Partnership’s gross assets as of the prior fiscal year.

CONFLICTS OF INTEREST

The investment manager, will be subject to various conflicts of interest in managing the Partnership. PIM invests in real estate equities and mortgages for the general account of Prudential Financial affiliates and for third parties, including through separate accounts established for the benefit of qualified pension and profit-sharing plans. PIM also manages, or advises in the management of, real estate equities and mortgages owned by other persons. In addition, affiliates of Prudential Financial are general partners in publicly offered limited partnerships that invest in real estate equities and mortgage loans. Prudential Financial and its affiliates may engage in business activities, which will be competitive with the Partnership. Moreover, the Partnership may purchase properties from Prudential Financial or its affiliates.

The potential conflicts involved in managing the Partnership include:

1. Lack of Independent Negotiations between the Partnership and The Investment Manager. All agreements and arrangements relating to compensation between the Partnership and the investment manager, or any affiliate of Prudential Financial, may not be the result of arm's-length negotiations.

2. Competition by the Partnership with Prudential Financial’s Affiliates for Acquisition and Disposition of Investments. Prudential Financial affiliates are involved in numerous real estate investment activities for their general account, their separate accounts, and other entities. They may involve investment policies comparable to the Partnership’s and may compete with the Partnership for the acquisition and disposition of investments. Moreover, additional accounts or affiliated entities may be formed in the future with investment objectives similar to those of the Partnership. In short, existing or future real estate investment accounts or entities managed or advised by Prudential Financial affiliates may have the same management as the Partnership and may be in competition with the Partnership regarding real property investments, mortgage loan investments, Leasebacks, and the management and sale of such investments. Prudential Financial affiliates are not obligated to present to the Partnership any particular investment opportunity, regardless of whether the opportunity would be suitable for investment by the Partnership.

Prudential Financial affiliates have, however, adopted procedures to distinguish between equity investments available for the Partnership as opposed to the other programs and entities described above. If investment accounts or entities managed by Prudential Financial affiliates have investment objectives and policies similar to the Partnership and are in the market to acquire properties or make investments at the same time as the Partnership, the following procedures will be followed to resolve any conflict of interest. The Investment Allocation Procedure (“IAP”) has been established to provide a reasonable and fair procedure for allocating real estate investments among the several accounts managed by PREI. The IAP is administered by an Allocation Committee composed of the Managing Directors, Portfolio Management. Allocation decisions are made by vote of the Allocation Committee, and are approved by the Chief Executive Officer of PREI (“CEO”). Sufficient information on each investment opportunity is distributed to all portfolio managers, who each indicate to the Allocation Committee their account’s interest in the opportunity. Based on such expressions of interest, the Allocation Committee allocates the investment opportunity to an account (and may also determine a back-up account or accounts to receive the allocation in the event the account, which is first allocated the opportunity, fails to pursue the investment for any reason) after giving appropriate consideration to the following factors and with the goal of providing each account a fair allotment of investment opportunities: (1) the investment opportunity’s conformity with an account’s investment criteria and objectives (including property type, size and location, diversification, anticipated returns, investment structure, etc.); (2) the amount of funds available for investment (in total and by property type) by an account; (3) the length of time such funds (in total and by property type) have been available for investment; (4) any limitations or restrictions upon the availability of funds for investment; (5) the absolute and relative (to amount of funds available) amount of funds invested and committed for the account; (6) whether funds available for investment are discretionary or non-discretionary, particularly in relation to the timing of the investment opportunity; (7) an account’s prior dealings or investments with the seller, developer, lender or

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other counterparty; and (8) other factors which the Allocation Committee feel should be considered in fairness to all accounts participating in the IAP.

If an account which has been allocated an investment opportunity does not proceed with the acquisition, and either (i) no back-up account has been determined by the Allocation Committee, or (ii) all accounts which were deemed back-up accounts do not proceed with the acquisition, the opportunity may be reallocated to another account by the Allocation Committee. If an investment opportunity is appropriate for more than one account, the Allocation Committee may (subject to the CEO’s approval) permit the sharing of the investment among accounts, which permit such sharing. Such division of the investment opportunity may be accomplished by separating properties (in a multi-property investment), by co-investment, or otherwise.

3. Competition with the Partnership from Affiliates for the Time and Services of Common Officers, Directors, and Management Personnel. As noted above, PIM and Prudential Financial affiliates are involved in numerous real estate investment activities. Accordingly, many of the personnel of PIM and Prudential Financial affiliates who will be involved in performing services for the Partnership have competing demands on their time. Conflicts of interest may arise with respect to allocating time among such entities and the Partnership. The directors and officers of Prudential Financial and affiliates will determine how much time will be devoted to the Partnership affairs. Prudential Financial believes it has sufficient personnel to meet its responsibilities to all entities to which it is affiliated.

4. Competitive Properties. Some properties of affiliates may be competitive with Partnership properties. Among other things, the properties could be in competition with the Partnership's properties for prospective tenants.

5. Lessee Position. It is possible that Prudential Financial or its affiliates may be a lessee in one or more of the properties owned by the Partnership. The terms of such a lease will be competitive with leases with non-affiliated third parties. The Partnership limits the amount of space that an affiliate of Prudential may rent in a property owned by the Partnership.

6. Use of Affiliates to Perform Additional Services for the Partnership. The Partnership may engage Prudential Financial affiliates to provide additional services to the Partnership, such as real estate brokerage, mortgage servicing, property management, leasing, property development, and other real estate-related services. The Partnership may utilize the services of such affiliates and pay their fees, as long as the fees paid to an affiliate do not exceed the amount that would be paid to an independent party for similar services rendered in the same geographic area.

7. Joint Ventures with Affiliates. The Partnership may enter into investments through joint ventures with Prudential Financial, its affiliates, or investment programs they sponsor. The Partnership may enter into such a joint venture investment with an affiliate only if the following conditions are met: (1) the affiliate must have investment objectives substantially identical to those of the Partnership; (2) there must be no duplicative property management fee, mortgage servicing fee or other fees; (3) the compensation payable to the sponsor of the affiliate must be no greater than that payable to the Partnership's investment manager; (4) the Partnership must have a right of first refusal to buy if such affiliate wishes to sell the property held in the joint venture; and (5) the investment of the Partnership and the affiliate in the joint venture must be made on the same terms and conditions (although not the same percentage). In connection with such an investment, both affiliated parties would be required to approve any decision concerning the investment. Thus, an impasse may result in the event the affiliated joint venture partners disagree. However, in the event of a disagreement regarding a proposed sale or other disposition of the investment, the party not desiring to sell would have a right of first refusal to purchase the affiliated joint venture partner's interest in the investment. If this happens, it is possible that in the future the joint venture partners would no longer be affiliated. In the event of a proposed sale initiated by the joint venture partner, the Partnership would also have a right of first refusal to purchase the joint venture partner's interest in the investment. The exercise of a right of first refusal would be subject to the Partnership's having the financial resources to effectuate such a purchase.

If the Partnership invests in joint venture partnerships which own properties, instead of investing directly in the properties themselves, they may be subject to risks not otherwise present. These risks include risks associated with the possible bankruptcy of the Partnership's co-venturer or such co-venturer at any time having economic or business interests or goals which are inconsistent with those of the Partnership.

8. Purchase of Real Property From Prudential Financial or Affiliates. The Partnership may acquire properties owned by Prudential Financial or its affiliates, subject to compliance with special conditions designed to minimize the conflicts of interests. The Partnership may purchase property satisfying the Partnership's investment objectives and policies from an affiliate only if: (1) the applicable insurance regulators approve the Partnership’s acquisition of real property from Prudential Financial or affiliates to the extent such approval is required under applicable insurance regulations; (2) the Partnership acquires the property at a price not greater than the appraised value, with the appraisal being conducted by a qualified, unaffiliated appraiser; (3) a qualified and independent real estate adviser (other than the appraiser) reviews the proposed acquisition and provides a letter of opinion that the transaction is fair to the Partnership; and (4) the affiliate has owned the property at least two years, the cost paid by the affiliate is established, and any

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increase in the proposed purchase price over the cost to the affiliate is, in the opinion of the independent real estate adviser, explicable by material factors (including the passage of time) that have increased the value of the property.

THE REAL PROPERTY ACCOUNT’S UNAVAILABILITY TO CERTAIN

CONTRACTS

Pruco Life of New Jersey has determined that it is in the best interest of Contract owners participating in the Real Property Account to provide the Real Property Account with the flexibility to engage in transactions that may be prohibited if the Real Property Account accepts funds under Contracts subject to ERISA or the prohibited transaction excise tax provisions of the Internal Revenue Code. Accordingly, owners of Pruco Life of New Jersey Contracts that are purchased in connection with: (1) IRAs; (2) tax deferred annuities subject to Section 403(b) of the Code; (3) other employee benefit plans which are subject to ERISA; or (4) prohibited transaction excise tax provisions of the Code, may not select the Real Property Account as one of the investment options under their Contract. By not offering the Real Property Account as an investment option under such contracts, Pruco Life of New Jersey is able to comply with state insurance law requirements that policy loans be made available to Contract owners.

VALUATION OF CONTRACT OWNERS’ PARTICIPATING INTERESTS

A Contract owner's interest in the Real Property Account will initially be the amount they allocated to the Real Property Account. Thereafter, that value will change daily. The value of a Contract owner's interest in the Real Property Account at the close of any day is equal to its amount at the close of the preceding day, multiplied by the "net investment factor" for that day arising from the Real Property Account's participation in the Partnership, plus any additional amounts allocated to the Real Property Account by the Contract owner, and reduced by any withdrawals by the Contract owner from the Real Property Account and by the applicable Contract charges recorded in that Contract's subaccount. Some of the charges will be made: (1) daily; (2) on the Contract's monthly anniversary date; (3) at the end of each Contract year; and (4) upon withdrawal or annuitization. Periodically Pruco Life of New Jersey will withdraw from the Real Property Account an amount equal to the aggregate charges recorded in the subaccounts.

The "net investment factor" is calculated on each business day by dividing the value of the net assets of the Partnership at the end of that day (ignoring, for this purpose, changes resulting from new contributions to or withdrawals from the Partnership) by the value of the net assets of the Partnership at the end of the preceding business day. The value of the net assets of the Partnership at the end of any business day is equal to the sum of all cash held by the Partnership plus the aggregate value of the Partnership’s liquid securities and instruments, the individual real properties and the other real estate-related investments owned by the Partnership, determined in the manner described below, and an estimate of the accrued net operating income earned by the Partnership from properties and other real estate-related investments, reduced by the liabilities of the Partnership, including the daily investment management fee and certain other expenses attributable to the operation of the Partnership. See CHARGES.

The Partnership may invest in various liquid securities and instruments. These investments will generally be carried at their market value as determine by a valuation method, which the Partners deem appropriate for the particular type of liquid security or instrument.

The value of the individual real properties and other real estate-related investments, including mortgages, acquired by the Partnership will be determined as follows. Each property or other real estate-related investment acquired by the Partnership will initially be valued at its purchase price. In acquiring a property or other real estate-related investment, PIM will not obtain an independent appraisal but will instead rely on its own analysis of the investment's fair market value. Thereafter, all properties and most real estate-related investments will ordinarily be appraised by an independent appraiser at least annually. At least every three months, PIM will review each property or other real estate-related investments and adjust its valuation if it concludes there has been a change in the value of the property or other real estate-related investment since the last valuation. The revised value will remain in effect and will be used in each day's calculation of the value of the Partnership's assets until the next review or appraisal. It should be noted that appraisals are only estimates and do not necessarily reflect the realizable value of an investment.

The estimated amount of the net operating income of the Partnership from properties and other real estate-related investments will be based on estimates of revenues and expenses for each property and other real estate-related investments. Annually, PIM will prepare a month-by-month estimate of the revenues and expenses ("Estimated Net Operating Income") for each property and other real estate-related investments owned by the Partnership. Each day PIM will add to the value of the assets, as determined above, a proportionate part of the estimated net operating income for the month. In effect, PIM will establish a daily accrued receivable of the estimated net operating income from each property and other real estate-related investments owned by the Partnership (the "Daily Accrued Receivable"). On a monthly basis, the Partnership will receive a report of actual operating results for each property and other real estate-related investments ("Actual Net Operating Income"). Such actual net operating income will be recognized on the books of the Partnership and the amount of the then-outstanding daily accrued receivable will be correspondingly adjusted. In addition, as cash from a property or other real estate-related investment is actually received by the Partnership, receivables and other accounts will be appropriately adjusted. Periodically, but at least every three months, PIM will review its prospective estimates of net operating income in light of actual experience and make an adjustment

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to such estimates if circumstances indicate that such an adjustment is warranted. PIM follows this practice of accruing estimated net operating income from properties and other real estate-related investments because net operating income from such investments is generally received on an intermittent rather than daily basis, and the Partners believe it is more equitable to participating Contract owners if such net operating income is estimated and a proportionate amount is recognized daily. Because the daily accrual of estimated net operating income is based on estimates that may not turn out to reflect actual revenue and expenses, Contract owners will bear the risk that this practice will result in the undervaluing or overvaluing of the Partnership's assets.

PIM may adjust the value of any asset held by the Partnership based on events that have increased or decreased the realizable value of a property or other real estate-related investment. For example, adjustments may be made for events indicating an impairment of a borrower's or a lessee's ability to pay any amounts due or events, which affect the property values of the surrounding area. There can be no assurance that the factors for which an adjustment may be made will immediately come to the attention of PIM. Additionally, because the evaluation of such factors may be subjective, there can be no assurance that such adjustments will be timely made in all cases where the value of the Partnership's investments may be affected. All adjustments made to the valuation of the Partnership's investments, including adjustments to Estimated Net Operating Income, the daily accrued receivable, and adjustments to the valuation of properties and other real estate-related investments, will be on a prospective basis only.

The above method of valuation of the Partnership's assets may be changed, without the consent of Contract owners, should the Partners determine that another method would more accurately reflect the value of the Partnership’s investments. Changes in the method of valuation could result in a change in the Contract Fund values, which may have either an adverse or beneficial effect on Contract owners. Information concerning any material change in the valuation method will be given to all Contract owners in the annual report of the operations of the Real Property Account.

Although the above-described valuation methods have been adopted because the Partners believe they will provide a reasonable way to determine the fair market value of the Partnership's investments, there may well be variations between the amount realizable upon disposition and the Partnership's valuation of such assets. Contract owners may be either favorably or adversely affected if the valuation method results in either overvaluing or undervaluing the Partnership's investments. If a Contract owner invests in the Real Property Account at a time in which the Partnership's investments are overvalued, the Contract owner will be credited with less of an interest than if the value had been correctly stated. A Contract owner withdrawing from the Real Property Account during such time will receive more than he or she would if the value had been correctly stated, to the detriment of other Contract owners. The converse situation will exist if the Partnership's assets are undervalued.

BORROWING BY THE PARTNERSHIP

The Partnership may borrow for Partnership purposes, including to meet its liquidity requirements and the leveraging of currently-owned property to buy new property, subject to a maximum debt to value ratio of 331/3% (pursuant to California state requirements) based on the aggregate value of all Partnership assets. The Partnership will bear the cost of all such borrowings. The Real Property Account, and Contract owners participating in it, will bear a portion of any borrowing costs equal to their percentage interest in the Partnership. Moreover, although the Partnership will generally make unleveraged investments, it reserves the right to borrow up to 80% of the value of a property (with the value of a property determined as explained under VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS). Increasing the Partnership's assets through leveraged investments would increase the compensation paid to PIM since its investment management fee is a percentage of the Partnership's gross assets. Any borrowing by the Partnership would increase the Partnership's risk of loss. It could also inhibit the Partnership from achieving its investment objectives because the Partnership's payments on any loans would have to be made regardless of the profitability of its investments.

CHARGES

Pursuant to the investment management agreement, the Partnership pays a daily investment management fee, which is equal to an effective annual rate of 1.25% of the average daily gross assets of the Partnership. Certain other expenses and charges attributable to the operation of the Partnership are also charged against the Partnership. In acquiring an investment, the Partnership may incur various types of expenses paid to third parties, including but not limited to, brokerage fees, attorneys' fees, architects' fees, engineers' fees, and accounting fees. After acquisition of an investment, the Partnership will incur recurring expenses for the preparation of annual reports, periodic appraisal costs, mortgage servicing fees, annual audit charges, accounting and legal fees, and various administrative expenses. These expenses will be charged against the Partnership's assets. Some of these operating expenses represent reimbursement of the investment manager for the cost of providing certain services necessary to the operation of the

15 - Real Property

Partnership, such as daily accounting services, preparation of annual reports, and various administrative services. The investment manager charges the Partnership mortgage loan servicing fees pursuant to the standards outlined in item 6 under CONFLICTS OF INTEREST. In addition to the various expenses charged against the Partnership's assets, other expenses such as insurance costs, taxes, and property management fees will ordinarily be deducted from rental income, thereby reducing the gross income of the Partnership.

As explained earlier, charges to the Contracts will be recorded in the corresponding subaccounts of the Real Property Account. From time to time, Pruco Life of New Jersey will withdraw from the Real Property Account an amount equal to the aggregate amount of these charges. Aside from the charges to the Contracts, Pruco Life of New Jersey does not charge the Real Property Account for the expenses involved in the Real Property Account’s operation. The Real Property Account will, however, bear its proportionate share of the charges made to the Partnership as described above.

The Partnership is not a taxable entity under the provisions of the Internal Revenue Code. The income, gains, and losses of the Partnership are attributed, for federal income tax purposes, to the Partners in the Partnership. The earnings of the Real Property Account are, in turn, taxed as part of the operations of Pruco Life of New Jersey. Pruco Life of New Jersey is currently not charging the Real Property Account for company federal income taxes. Pruco Life of New Jersey may make such a charge in the future.

Under current laws Pruco Life of New Jersey may incur state and local taxes (in addition to premium taxes) in several states. At present, Pruco Life of New Jersey does not charge these taxes against the Contracts or the Real Property Account, but Pruco Life of New Jersey may decide to charge the Real Property Account for such taxes in the future.

RESTRICTIONS ON WITHDRAWALS

Before allocating any portion of your net premium or purchase payments, or transferring any portion of your Contract Fund, to the Real Property Account, you should be aware that withdrawals from the Real Property Account may have greater restrictions than the other variable investment options available under the Contracts. Pruco Life of New Jersey reserves the right to restrict transfers into or out of the Real Property Account. Apart from the limitations on transfers out of the Real Property Account described below, Pruco Life of New Jersey will only restrict transfers out of the Real Property Account if there is insufficient cash available to meet Contract owners' requests and prompt disposition of the Partnership's investments to meet such requests could not be made on commercially reasonable terms.

Generally, we will pay any death benefit, cash surrender value, loan proceeds, or partial withdrawal within seven days after all the documents required for such a payment are received at the Payment Office. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Service Office.

The funds necessary to pay any death benefit, cash surrender value, withdrawal or loan proceeds funded by the Real Property Account will normally be obtained, first, from any cash flows into the Real Property Account on the day the funds are required. If, on the day the funds are required, cash flows into the Real Property Account are less than the amount of funds required, Pruco Life of New Jersey will seek to obtain such funds by withdrawing a portion of its interest in the Partnership. The Partnership will normally obtain funds to meet such a withdrawal request from its net operating income and from the liquid securities and instruments it holds. If the Partners determine that these sources are insufficient to meet anticipated withdrawals from the Partnership, the Partnership may use a line of credit or otherwise borrow up to 331/3% (pursuant to California state requirements) of the value of the Partnership's assets. See BORROWING BY THE PARTNERSHIP. If the Partners determine that such a borrowing by the Partnership would not serve the best interests of Contract owners, Pruco Life of New Jersey may, in the event of a Contract loan or withdrawal, rather than take the amount of any loan or withdrawal request proportionately from all investment options under the Contract (including the Real Property Account), take any such loan or withdrawal first from the other investment options under the Contract.

Transfers from the Real Property Account to the other investment options available under the Contract are currently permitted only during the 30-day period beginning on the Contract anniversary. The maximum amount that may be transferred out of the Real Property Account each year is the greater of: (a) 50% of the amount invested in the Real Property Account or (b) $10,000. Such transfer requests received prior to the Contract anniversary will be effected on the Contract anniversary. Transfer requests received within the 30-day period beginning on the Contract anniversary will be effected as of the end of the valuation period in which a proper written request or authorized telephone request is received. The "valuation period" means the period of time from one determination of the value of the amount invested in the Real Property Account to the next. Such determinations are made when the value of the assets and liabilities of the Partnership is calculated, which is generally at 4:00 p.m. Eastern time on each day during which the New York Stock Exchange is open. Transfers into or out of the Real Property Account are also subject to the general limits under the Contracts.

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RESTRICTIONS ON CONTRACT OWNERS’ INVESTMENT IN THE REAL

PROPERTY ACCOUNT

As explained earlier, identification and acquisition of real estate investments meeting the Partnership's investment objectives is a time-consuming process. Because the Real Property Account and the Partnership are managed so they will not become investment companies subject to the Investment Company Act of 1940, the portion of the Partnership's assets that may be invested in securities, as opposed to non-securities real estate investments, is strictly limited. For these reasons, Pruco Life of New Jersey reserves the right to restrict or limit Contract owners' allocation of funds to the Real Property Account. Any such restrictions are likely to take the form of restricting the timing, amount and/or frequency of transfers into the Real Property Account and/or precluding Contract owners who have not previously selected the Real Property Account from allocating a portion of their net premiums or purchase payments to the Real Property Account.

FEDERAL INCOME TAX CONSIDERATIONS

The federal income tax treatment of Contract benefits is described briefly in the attached prospectus for the particular Contract you selected. Pruco Life of New Jersey believes that the same principles will apply with respect to Contracts funded in whole or part by the Real Property Account. The Partnership's conformity with the diversification standards for the investments of variable life insurance and variable annuity separate accounts is essential to ensure that treatment. See General Investment and Operating Policies. Pruco Life of New Jersey urges you to consult a qualified tax adviser.

Under the Internal Revenue Code, the Partnership is not a taxable entity and any income, gains or losses of the Partnership are passed through to the Partners, including Pruco Life of New Jersey, with respect to the Real Property Account. The Real Property Account is not a separate taxpayer for purposes of the Internal Revenue Code. The earnings of the Real Property Account are taxed as part of the operations of Pruco Life of New Jersey. No charge is currently being made to the Real Property Account for company federal income taxes. We may make such a charge in the future, see CHARGES.

DISTRIBUTION OF THE CONTRACTS

As explained in the attached prospectus for the Contracts, Pruco Securities, LLC, a wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contracts. Consult that prospectus for information about commission scales and other facts relating to sale of the Contracts.

STATE REGULATION

Pruco Life of New Jersey is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life of New Jersey is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life of New Jersey is required to file with New Jersey and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

ADDITIONAL INFORMATION

Pruco Life of New Jersey has filed a registration statement with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all of the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. All reports and information filed by Pruco Life of New Jersey can be inspected and copied at the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549, and at certain of its regional offices: Midwestern Regional Office, 175 West Jackson Boulevard, Suite 900, Chicago, IL 60604; Northeastern Regional Office SEC, 233 Broadway, New York, NY 10279, or by telephoning (202) 551-5850.

The SEC maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

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Further information may also be obtained from Pruco Life of New Jersey. The address and telephone number are on the cover of this prospectus.

EXPERTS

The financial statements of the Partnership as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, the financial statement schedules of the Partnership as of December 31, 2007 and the financial statements of the Real Property Account as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 300 Madison Avenue, New York, New York 10017.

LITIGATION

No litigation is pending, and no litigation is known to be contemplated by governmental authorities, that would have an adverse material effect upon the Real Property Account or the Partnership.

REPORTS TO CONTRACT OWNERS

If you allocate a portion of your Contract Fund to the Real Property Account, Pruco Life of New Jersey will mail you an annual report containing audited financial statements for the Partnership and an annual statement showing the status of your Contract Fund and any other information that may be required by applicable regulation or law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

All of the assets of the Real Property Account, or the “Account” are invested in the Partnership. Accordingly, the liquidity and capital resources and results of operations for the Account are contingent upon those of the Partnership. Therefore, this management’s discussion and analysis addresses these items at the Partnership level. The partners in the Partnership are Prudential, Pruco Life, and Pruco Life of New Jersey, or collectively, the “Partners”.

The following discussion and analysis of the liquidity and capital resources and results of operations of the Partnership should be read in conjunction with the audited Consolidated Financial Statements of the Account and the Partnership and the related Notes included in this filing.

(a) Liquidity and Capital Resources

As of December 31, 2007, the Partnership’s liquid assets, consisting of cash and cash equivalents, were approximately $18.2 million, a decrease of approximately $15.2 million from $33.4 million at December 31, 2006. The decrease was primarily due to the acquisition of the Partnership’s retail investment in Dunn, North Carolina and apartment investments in Charlotte, North Carolina and Austin, Texas, as described below. Partially offsetting this decrease was the sale of the Partnership’s industrial investment in Aurora, Colorado and retail investment in Kansas City, Kansas, as described below. In addition, sources of liquidity included net cash flow from property operations. The Partnership uses cash for its real estate investment activities and for its distributions to its partners. As of December 31, 2007, approximately 6% of the Partnership’s total assets consisted of cash and cash equivalents.

Acquisitions for the year ended December 31, 2007 included the purchase of three properties. In May, the Partnership invested approximately $22.7 million to acquire a 225-unit garden apartment property located in Austin, Texas. In August, the Partnership made a contribution of approximately $6.0 million to fund the purchase of a 193,235 square foot neighborhood/community shopping center located in Dunn, North Carolina. In September, the Partnership invested approximately $13.5 million to acquire a 140-unit garden apartment property located in Charlotte, North Carolina.

Dispositions for the year ended December 31, 2007 included the sale of two properties. On February 7, 2007 the Partnership’s industrial property located in Aurora, Colorado was sold, resulting in net proceeds of approximately $14.7 million to the Partnership. On June 29, 2007 the Partnership sold the retail investment in Kansas City, Kansas, which resulted in net proceeds of approximately $3.7 million after the repayment of debt.

The Partnership spent approximately $3.2 million on capital improvements to various existing properties during 2007. Approximately $1.5 million was associated with redevelopment costs at the retail property in Ocean City, Maryland,

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approximately $0.6 million funded the renovation of the apartment property in Atlanta, Georgia, approximately $0.3 million was associated with capital improvements at the office properties in Nashville, Tennessee and approximately $0.3 million was associated with leasing costs at the office property in Beaverton, Oregon. The remaining $0.5 million was associated with minor capital improvements and transaction costs related to leasing expenses of various other properties.

(b) Results of Operations

The following is a comparison of the Partnership’s results of operations for the periods ended December 31, 2007 and 2006.

Net Investment Income Overview

The Partnership’s net investment income for the year ended December 31, 2007 was approximately $12.7 million, an increase of approximately $1.5 million from approximately $11.2 million from the prior year. The office, apartment, retail and hotel sector investments posted increases of approximately $0.5 million, $1.0 million, $0.9 and $0.1 million, respectively, from the prior year. Partially offsetting this increase was a decrease in net investment income in the industrial sector of approximately $0.7 million. Other net investment income (loss) increased approximately $0.3 million during the year ended December 31, 2007 from the prior year. The components of this net investment income are discussed below by property type sector.

Valuation Overview

The Partnership recorded a net realized gain of approximately $0.7 million for the year ended December 31, 2007, compared to a net realized gain of approximately $0.1 million for the prior year. The Partnership recorded a net unrealized gain of approximately $4.8 million for the year ended December 31, 2007, compared to a net unrealized gain of approximately $18.3 million for the prior year. The Partnership recorded a net realized and unrealized gain of approximately $5.5 million for the year ended December 31, 2007, compared to a net realized and unrealized gain of approximately $18.4 million for the prior year. The net realized and unrealized gain of approximately $5.5 million for the year ended December 31, 2007 was attributable to valuation gains in the office, apartment and hotel sectors. Partially offsetting these gains for the year ended December 31, 2007 was a loss recorded in the retail sector. The components of these valuation gains and/or losses are discussed below by property type sector.

The following table presents a comparison of the Partnership’s sources of net investment income, and realized and unrealized gains or losses by investment type for the years ended December 31, 2007 and 2006.

                                                                            Twelve Months Ended December 31,
                                                                            2007                       2006
                                                                    ---------------------      ----------------------
Net Investment Income:

Office properties                                                         $3,945,096                 $3,407,082
Apartment properties                                                       2,119,681                  1,059,134
Retail properties                                                          6,998,954                  6,128,671
Industrial property                                                           49,279                    773,668
Hotel property                                                             1,343,200                  1,288,716
Land                                                                               -                    (36,582)
Other (including interest income, investment mgt fee, etc.)               (1,792,630)                (1,458,961)
                                                                    ---------------------      ----------------------
                                                                    ---------------------      ----------------------
Total Net Investment Income                                              $12,663,580                $11,161,728
                                                                    ---------------------      ----------------------
                                                                    ---------------------      ----------------------

Net Realized Gain (Loss) on Real Estate Investments:

Apartment properties                                                               -                      70,689
Retail properties                                                            323,649                           -
Land                                                                               -                      (2,919)
Industrial property                                                          345,832                           -
                                                                    ---------------------      ----------------------
                                                                    ---------------------      ----------------------
Total Net Realized Gain (Loss) on Real Estate Investments                    669,481                      67,770
                                                                    ---------------------      ----------------------
                                                                    ---------------------      ----------------------

Net Unrealized Gain (Loss) on Real Estate Investments:

Office properties                                                         1,967,086                  2,514,348
Apartment properties                                                      3,123,154                  3,588,692
Retail properties                                                        (2,716,050)                 6,265,806
Industrial property                                                               -                  2,132,560
Hotel property                                                            2,409,924                  3,782,829
                                                                    ---------------------      ----------------------
                                                                    ---------------------      ----------------------
Total Net Unrealized Gain (Loss) on Real Estate Investments               4,784,114                 18,284,235
                                                                    ---------------------      ----------------------
                                                                    ---------------------      ----------------------

Net Realized and Unrealized Gain (Loss) on Real Estate Investments       $5,453,595                $18,352,005
                                                                    ---------------------      ----------------------
                                                                    ---------------------      ----------------------

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OFFICE PROPERTIES

                            Net Investment    Net Investment    Unrealized      Unrealized
                             Income/(Loss)    Income/(Loss)     Gain/(Loss)    Gain/(Loss)
Year Ended December 31,          2007              2006            2007            2006       Occupancy 2007  Occupancy 2006
----------------------------- ---------------- ----------------- -------------- --------------- --------------- ---------------
----------------------------- ---------------- ----------------- -------------- --------------- --------------- ---------------
Property
Lisle, IL                            $650,916          $376,939       $804,870      (644,356)         67%             38%
Brentwood, TN                       1,153,443         1,084,255          9,918        69,832         100%            100%
Oakbrook Terrace, IL(1)                     -             1,323             -             -          N/A             N/A
Beaverton, OR                       1,093,305           940,713        990,238     1,888,872         88%             79%
Brentwood, TN                       1,047,432         1,003,852        162,060     1,200,000         100%            100%
                              ---------------- ----------------- -------------- ---------------
                                  $3,945,096         $3,407,082     $1,967,086    $2,514,348
                              ---------------- ----------------- -------------- ---------------

(1)	The Oakbrook Terrace, Illinois office property was sold on June 8, 2005 but certain post-closing adjustments were recognized in the year ended December 31, 2006.

Net Investment Income

Net investment income for the Partnership’s office properties was approximately $3.9 million for the year ended December 31, 2007, an increase of approximately $0.5 million from the prior year. The increase was primarily due to increased occupancy at the office properties in Lisle, Illinois and Beaverton, Oregon and stabilized occupancy and increased rents at the office properties in Brentwood, Tennessee.

Unrealized Gain/(Loss)

The office properties owned by the Partnership recorded a net unrealized gain of approximately $2.0 million during the year ended December 31, 2007, compared to a net unrealized gain of approximately $2.5 million for the prior year. The net unrealized gain of approximately $2.0 million for the year ended December 31, 2007 was primarily due to increased occupancy at the office properties in Lisle, Illinois and Beaverton, Oregon and continued improving market fundamentals at the office properties in Brentwood, Tennessee.

APARTMENT PROPERTIES

                                                                    Realized/
                              Net Investment     Net Investment    Unrealized       Unrealized
                               Income/(Loss)     Income/(Loss)     Gain/(Loss)     Gain/(Loss)
Year Ended December 31,          2007               2006             2007             2006       Occupancy 2007  Occupancy 2006
----------------------------- ---------------- --------------- ---------------- --------------- --------------- ----------------
----------------------------- ---------------- --------------- ---------------- --------------- --------------- ----------------
Property
Atlanta, GA                          $447,290      $505,136         $(530,277)    $2,507,734         92%              90%
Raleigh, NC                           613,122       589,289          (687,270)     1,080,958         94%              92%
Jacksonville, FL(1)                    17,342       (25,126)                -         70,520         N/A              N/A
Gresham/Salem, OR(2)                        -       (10,165)                -            169         N/A              N/A
Austin, TX(3)                         860,746             -         4,376,151              -         92%              N/A
Charlotte, NC(4)                      181,181             -           (35,450)             -         87%              N/A
                              ---------------- --------------- ---------------- ---------------
                                   $2,119,681    $1,059,134        $3,123,154     $3,659,381
                              ---------------- --------------- ---------------- ---------------

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(1)	The Jacksonville, Florida apartment property was sold on November 30, 2005 but certain post-closing adjustments were recognized in the years ended December 31, 2007 and 2006.
(2)

The Gresham, Oregon and Salem, Oregon apartment properties were sold on August 10, 2005 and March 10, 2005, respectively, but certain post-closing adjustments were recognized during the year ended December 31, 2006.

(3)	Net investment income for the year ended December 31, 2007 reflects partial period results for the Austin, Texas apartment property that was acquired on May 8, 2007.
(4)	Net investment income for the year ended December 31, 2007 reflects partial period results for the Charlotte, North Carolina apartment property that was acquired on September 6, 2007.

Net Investment Income

Net investment income for the Partnership’s apartment properties was $2.1 million for the year ended December 31, 2007, an increase of approximately $1.0 million from the prior year. The increase in net investment income for the year ended December 31, 2007 was primarily due to the acquisition of the apartment properties in Austin, Texas and Charlotte, North Carolina on May 8, 2007 and September 6, 2007, respectively.

Total Realized and Unrealized Gain/(Loss)

The apartment properties owned by the Partnership recorded a net unrealized gain of approximately $3.1 million for the year ended December 31, 2007, compared to a net realized and unrealized gain of approximately $3.7 million for the prior year. The net unrealized gain for the year ended December 31, 2007 was primarily due to the acquisition of the apartment property in Austin, Texas that resulted in approximately $4.4 million in valuation gains. Partially offsetting this gain were unrealized losses of approximately $0.7 million at the apartment property in Raleigh, North Carolina, due to continued soft market conditions and $0.5 million at the apartment property in Atlanta, Georgia, due to capital improvements expended in connection with the renovation of the property.

RETAIL PROPERTIES

                                                                       Realized/
                                  Net Investment     Net Investment    Unrealized       Unrealized
                                   Income/(Loss)     Income/(Loss)     Gain/(Loss)     Gain/(Loss)
Year Ended December 31,                2007               2006             2007             2006       Occupancy 2007  Occupancy 2006
-------------------------------- ---------------- --------------- ----------------- --------------- ---------------- --------------
-------------------------------- ---------------- --------------- ----------------- --------------- ---------------- --------------
Property
Roswell, GA                           $2,072,194   $2,096,974         $(3,807,895)   $1,071,439           82%             93%
Kansas City, KS; MO(1)                   158,664      (34,810)            323,649      (164,205)          N/A             90%
Hampton, VA                            1,299,715    1,307,686             492,521      (107,277)         100%            100%
Ocean City, MD                           702,556      746,520            (122,583)       79,619           67%             92%
Westminster, MD(2)                     1,576,148      908,788              69,981     5,386,230          100%             98%
Dunn, NC(3)                              215,118            -             651,926             -           90%             N/A
CARS Preferred Equity (4)                974,559      979,151                   -             -           N/A             N/A
Westminster, MD (5)                            -      124,362                   -             -           N/A             N/A
                                 ---------------- --------------- ----------------- ---------------
                                      $6,998,954   $6,128,671         $(2,392,401)   $6,265,806
                                 ---------------- --------------- ----------------- ---------------

(1)

Net investment income (loss) for the year ended December 31, 2007 reflects partial period results for the remaining retail property in Kansas City, Kansas that was sold on June 29, 2007. Net investment income for the year ended December 31, 2006 reflects results for all four retail properties located in Kansas City, Kansas and Kansas City, Missouri, prior to the sale of three out of the four centers on May 15, 2006.

(2)	Net investment income for the year ended December 31, 2006 reflects partial period results for the Westminster, Maryland retail property that was acquired on June 13, 2006.
(3)	Net investment income for the year ended December 31, 2007 reflects partial period results for the Dunn, North Carolina retail property that was acquired on August 17, 2007.
(4)	Net investment income for the year ended December 31, 2006 reflects partial period results for the second funding of the Partnership’s preferred equity investment, which occurred on February 14, 2006.
(5)	Mortgage Loan Receivable (mortgage paid in full on March 3, 2006).

Net Investment Income

Net investment income for the Partnership’s retail properties was approximately $7.0 million for the year ended December 31, 2007, an increase of approximately $0.9 million from the prior year. The increase was primarily due to the additional net investment income generated by the Westminster, Maryland and Dunn, North Carolina retail properties

21 - Real Property

that were acquired on June 13, 2006, and August 17, 2007, respectively, and reduced expenses at the Kansas City, Kansas retail property prior to the sale.

Total Realized and Unrealized Gain/Loss

On an aggregate basis, the retail properties owned by the Partnership recorded a net realized and unrealized loss of approximately $2.4 million for the year ended December 31, 2007, compared to a net realized and unrealized gain of approximately $6.3 million for the prior year. The net realized and unrealized loss for the year ended December 31, 2007 was primarily due to the $3.8 million loss recorded at the retail property in Roswell, Georgia, which reflects revised offers received in connection with the continued sale marketing efforts of the property. In addition, redevelopment and leasing expenses amounted to approximately $0.1 million in unrealized losses for the retail property in Ocean City, Maryland. Partially offsetting these unrealized losses were (a) unrealized gains at the retail property in Dunn, North Carolina subsequent to its acquisition on August 17, 2007 at a discount to replacement cost, which resulted in approximately $0.7 million in valuation gains; (b) unrealized gains of approximately $0.5 million at the retail property in Hampton, Virginia due to continued investor demand; (c) realized gains of $0.3 million due to the disposition of the retail property in Kansas City, Kansas on June 29, 2007; and (d) unrealized gains of $0.1 million at the retail property in Westminster, Maryland due to improving market fundamentals.

INDUSTRIAL PROPERTY

Year Ended December 31,	Net Investment Income/(Loss) 2007	Net Investment Income/(Loss) 2006	Realized Gain/(Loss) 2007	Unrealized Gain/(Loss) 2006	Occupancy 2007	Occupancy 2006
Property
Aurora, CO(1)	$49,279	$773,668	$345,832	$2,132,560	N/A	85%

(1) Net investment income (loss) for the year ended December 31, 2007 reflects partial period results for the Aurora, Colorado industrial property that was sold on February 7, 2007.

Net Investment Income

Net investment income for the Partnership’s industrial property was nominal for the year ended December 31, 2007, reflecting a decrease of approximately $0.7 million from the prior year. The decrease was primarily due to the loss of rent and certain post closing adjustments at the property as a result of the sale on February 7, 2007.

Total Realized and Unrealized Gain/Loss

The industrial property owned by the Partnership recorded a realized gain of approximately $0.3 million for the year ended December 31, 2007, compared to an unrealized gain of approximately $2.1 million for the prior year. The realized gain for the year ended December 31, 2007 was primarily due to the February 7, 2007 sale at a price above the previously appraised value.

HOTEL PROPERTY

Year Ended December 31,	Net Investment Income/(Loss) 2007	Net Investment Income/(Loss) 2006	Unrealized Gain/(Loss) 2007	Unrealized Gain/(Loss) 2006	Occupancy 2007	Occupancy 2006
Property
Lake Oswego, OR	$1,343,200	$1,288,716	$2,409,924	$3,782,829	76%	80%

Net Investment Income

Net investment income for the Partnership’s hotel property was approximately $1.3 million for the year ended December 31, 2007, relatively unchanged from the prior year.

Unrealized Gain/Loss

The hotel property owned by the Partnership recorded an unrealized gain of approximately $2.4 million for the year ended December 31, 2007, compared to an unrealized gain of approximately $3.8 million for the prior year. The unrealized gain for the year ended December 31, 2007 reflects continued improving property fundamentals as a result of improvements and renovations performed at the property.

22 - Real Property

Other

Other net investment income (loss) increased approximately $0.3 million during the year ended December 31, 2007 from the prior year. Other net investment income includes interest income from short-term investments and investment management fees, and portfolio level expenses.

(c) Inflation

The Partnership’s leases with a majority of its commercial tenants provide for recoveries of expenses based upon the tenant’s proportionate share of, and/or increases in, real estate taxes and certain operating costs, which may partially reduce the Partnership’s exposure to increases in operating costs resulting from inflation.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or “U.S. GAAP”, requires the application of accounting policies that often involve a significant degree of judgment. Management reviews critical estimates and assumptions on an ongoing basis. If management determines, as a result of its consideration of facts and circumstances that modifications in assumptions and estimates are appropriate, results of operations and financial position as reported in the audited Consolidated Financial Statements of the Account and the Partnership may change significantly.

The following sections discuss those critical accounting policies applied in preparing the audited Consolidated Financial Statements of the Account and the Partnership that are most dependent on the application of estimates and assumptions.

Valuation of Investments

Real Estate Investments – Real estate investments are shown at estimated market value in accordance with the terms of the Partnership’s contracts. Properties owned are initially recorded at the purchase price plus closing costs. Development costs and major renovations are capitalized as a component of cost, and routine maintenance and repairs are charged to expense as incurred. Real estate costs include the cost of acquired property, including all the tangible and intangible assets. Tangible assets include the value of all land, building and tenant improvements at the time of acquisition. Intangible assets include the value of any above and below market leases, in-place leases, and tenant relationships at the time of acquisition. Market value estimates are based upon property appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of Prudential Investment Management, Inc., or “PIM”, which is an indirectly owned subsidiary of Prudential Financial, is responsible for assuring that the valuation process provides independent and reasonable property market value estimates. An unaffiliated third party appraisal firm has been appointed by PIM to assist the Chief Real Estate Appraiser in maintaining and monitoring the independence and the accuracy of the appraisal process. Unless a property is currently held for sale, the market value of real estate investments does not reflect the transaction sale costs, which may be incurred upon disposition of the real estate investments.

Unconsolidated real estate partnerships are valued at the Partnership’s equity in net assets as reflected in the partnership’s financial statements with properties valued as described above. Under the equity method, the investment is initially recorded at the original investment amount, plus or minus additional amounts invested or distributed, and is subsequently adjusted for the Partnership’s share of undistributed earnings or losses, including unrealized appreciation and depreciation, from the underlying entity.

The Partnership periodically enters into forward contracts to acquire, for a fixed price, real estate investments to be constructed in accordance with predetermined plans and specifications or that achieve a certain level of leasing. Where conditions precedent to funding have been met by its development partner, and the Partnership’s commitment to fund is firm, the amount of any unrealized gain or loss is recognized based upon the difference between the estimated investment’s market value as described above and the Partnership’s funding obligation. The funding obligation and related assets are recorded in the consolidated financial statements.

Land and development properties held for future development are carried at acquisition cost including soft costs incurred prior to development.

As described above, the estimated market value of real estate and real estate related assets is determined through an appraisal process. These estimated market values may vary significantly from the prices at which the real estate investments would sell, because market prices of real estate investments can only be determined by negotiation between a willing buyer and seller and could be material to the consolidated financial statements. Although the

23 - Real Property

estimated market values represent subjective estimates, management believes that these estimated market values are reasonable approximations of market prices and that the aggregate estimated value of investments in real estate is fairly presented as of December 31, 2007, and 2006.

Other Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the audited Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk - The Partnership’s exposure to market rate risk for changes in interest rates relates to approximately 20.4% of its investment portfolio as of December 31, 2007, which consists primarily of short-term fixed rate commercial paper and fixed and variable interest rate debt. The Partnership does not use derivative financial instruments. In accordance with its policy, the Partnership places its investments with high quality debt security issuers, limits the amount of credit exposure to any one issuer, limits duration by restricting the term, and holds investments to maturity except under unusual circumstances.

The table below presents the amounts and related weighted interest rates of the Partnership’s cash equivalents and short-term investments at December 31, 2007:

	Maturity	Estimated Market Value (in $ millions)	Average Interest Rate
Cash and Cash equivalents	0-3 months	$18.2	4.64%

The table below discloses the Partnership’s debt as of December 31, 2007. All of the Partnership’s long-term debt bears interest at fixed rates and therefore the fair value of these instruments is affected by changes in market interest rates. The following table presents principal cash flows based upon maturity dates of the debt obligations and the related weighted-average interest rates by expected maturity dates for the fixed rate debt.

Debt (in $ thousands), including current portion	2008	2009	2010	2011	2012	Thereafter	Total	Estimated Fair Value
Weighted Average Fixed Interest Rate	5.35%	5.74%	6.75%	6.75%	6.75%	6.75%	6.14%
Fixed Rate	$16,090	$9,277	$565	$604	$646	$4,940	$32,122	$32,262
Variable Rate	-	-	-	-	-	-	-	-
Total Mortgage Loans Payable	$16,090	$9,277	$565	$604	$646	$4,940	$32,122	$32,262

The Partnership is exposed to market risk from tenants. While the Partnership has not experienced any significant credit losses, in the event of significant increases in interest rates and/or an economic downturn, delinquencies could increase and result in losses to the Partnership and the Account that could adversely affect its operating results and liquidity.

FINANCIAL STATEMENTS

Following are the financial statements and the report of Independent Registered Public Accounting Firm’s auditor's reports of the Real Property Account, as well as the financial statements and the report of Independent Registered Public Accounting Firm's auditor's reports of the Partnership.

24 - Real Property

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
STATEMENTS OF NET ASSETS
December 31, 2007 and 2006

	2007	2006
ASSETS
Investment in The Prudential Variable Contract Real Property Partnership	$10,764,653	$9,975,186

Net Assets	$10,764,653	$9,975,186

NET ASSETS, representing:
Equity of contract owners	$7,715,262	$7,511,015
Equity of Pruco Life Insurance Company of New Jersey	3,049,391	2,464,171

	$10,764,653	$9,975,186

Units outstanding	3,333,399	3,313,818

Portfolio shares held	294,526	294,526
Portfolio net asset value per share	$36.55	$33.87
STATEMENTS OF OPERATIONS
For the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
INVESTMENT INCOME
Net investment income from Partnership operations	$551,823	$485,430	$399,203

EXPENSES
Charges to contract owners for assuming mortality risk and expense risk and for administration	44,386	40,852	36,704

NET INVESTMENT INCOME	507,437	444,578	362,499

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net change in unrealized gain (loss) on investments in Partnership	208,471	794,887	399,181
Net realized gain (loss) on sale of investments allocated from the Partnership	29,173	2,947	269,283

NET GAIN (LOSS) ON INVESTMENTS	237,644	797,834	668,464

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$745,081	$1,242,412	$1,030,963

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
OPERATIONS
Net investment income	$507,437	$444,578	$362,499
Net change in unrealized gain (loss) on investments in Partnership	208,471	794,887	399,181
Net realized gain (loss) on sale of investments allocated from the Partnership	29,173	2,947	269,283

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	745,081	1,242,412	1,030,963

CAPITAL TRANSACTIONS
Net contribution (withdrawals) by contract owners	(339,677)	(226,211)	13,036
Net contributions (withdrawals) by Pruco Life Insurance Company of New Jersey	384,063	34,026	(201,988)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS	44,386	(192,185)	(188,952)

TOTAL INCREASE (DECREASE) IN NET ASSETS	789,467	1,050,227	842,011
NET ASSETS
Beginning of period	9,975,186	8,924,959	8,082,948

End of period	$10,764,653	$9,975,186	$8,924,959

The accompanying notes are an integral part of these financial statements.

A-1 Real Property

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2007
Note 1:      General
Pruco Life of New Jersey Variable Contract Real Property Account (the “Account”) was established on October 30, 1987 by resolution of the Board of Directors of Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”), a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“PFI”) as a separate investment account pursuant to New Jersey law and is registered under the Securities Act of 1933, as amended. The assets of the Account are segregated from Pruco Life of New Jersey’s other assets. The Account is used to fund benefits under certain variable life insurance and variable annuity contracts issued by Pruco Life of New Jersey. These products are Appreciable Life (“VAL”), Variable Life (“VLI”), Discovery Plus (“SPVA”), and Discovery Life Plus (“SPVL”).
The assets of the Account are invested in The Prudential Variable Contract Real Property Partnership (the “Partnership”). The Partnership is the investment vehicle for assets allocated to the real estate investment option under certain variable life insurance and annuity contracts. The Account, along with the Pruco Life Variable Contract Real Property Account and The Prudential Variable Contract Real Property Account, are the sole investors in the Partnership. These financial statements should be read in conjunction with the financial statements of the Partnership.
The Partnership has a policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.
Note 2:      Summary of Significant Accounting Policies and Pronouncements
A.	Basis of Accounting
The accompanying financial statements are prepared in conformity with U.S. GAAP. The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.
In September 2006, the staff of the U.S. Securities and Exchange Commission, or “SEC”, issued Staff Accounting Bulletin, or “SAB”, No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” The interpretations in this SAB express the staff’s views regarding the process of quantifying financial statement misstatements. Specifically, the SEC staff believes that registrants must quantify the impact on current period financial statements of correcting all misstatements, including both those occurring in the current period and the effect of reversing those that have accumulated from prior periods. This SAB must be applied beginning with the first fiscal year ending after November 15, 2006, with early adoption encouraged. Since the Account’s method for quantifying financial statement misstatements already considers those occurring in the current period and the effect of reversing those that have accumulated from prior periods, the adoption of SAB No. 108 should have no effect on the financial position and result of operations of the Account.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements, but the application of this Statement could change current practices in determining fair value. The Account expects to adopt this guidance effective January 1, 2008. The Account’s adoption of this guidance is not expected to have a material effect on the Account’s financial position and results of operations.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” including an amendment of FASB Statement No. 115. This statement provides companies with an option to report selected financial assets and liabilities at fair value. This statement is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Account expects to adopt this guidance effective January 1, 2008. The Account’s adoption of this guidance is not expected to have a material effect on the Account’s financial position and results of operations.
B.	Investment in Partnership Interest
The investment in the Partnership is based on the Account’s proportionate interest of the Partnership’s market value. At December 31, 2007 and 2006 the Account’s interest in the Partnership was 4.3% or 294,526 shares. Properties owned by the Partnership are illiquid and based on estimated fair value as discussed in the notes to the Partnership’s audited financial statements.
C.	Income Recognition
Net investment income and realized and unrealized gains and losses are recognized daily. Amounts are based upon the Account’s proportionate interest in the Partnership.

A-2 Real Property

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2007
D.	Equity of Pruco Life Insurance Company of New Jersey
Pruco Life of New Jersey maintains a position in the Account for liquidity purposes, including unit purchases and redemptions, Partnership share transactions, and expense processing. The position does not affect contract owners’ accounts or the related unit values.
Note 3:      Taxes
Pruco Life of New Jersey is taxed as a “life insurance company”, as defined by the Internal Revenue Code. The results of operations of the Account form a part of PFI’s consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for the tax liability has been recorded in these financial statements.
Note 4:      Net Contributions (Withdrawals) by Contract Owners
Net contract owner contributions (withdrawals) for the real estate investment option in Pruco Life of New Jersey’s variable insurance and variable annuity products for the years ended December 31, 2007, 2006 and 2005 were as follows:

2007:	VAL	VLI	SPVA	SPVL	TOTAL
Contract Owner Net Payments:	$262,694	$52,362	$0	$3	$315,059
Policy Loans:	(148,314)	(21,253)	0	(872)	(170,439)
Policy Loan Repayments and Interest:	140,844	14,441	0	5,383	160,668
Surrenders, Withdrawals, and Death Benefits:	(371,717)	(65,896)	0	0	(437,613)
Net Transfers From/To Other Subaccounts or Fixed Rate Option:	27,721	3,778	0	(6,855)	24,644
Administrative and Other Charges:	(193,372)	(37,783)	0	(841)	(231,996)

Net Contributions (Withdrawals) by Contract Owners	$(282,144)	$(54,351)	$0	$(3,182)	$(339,677)

2006:	VAL	VLI	SPVA	SPVL	TOTAL
Contract Owner Net Payments:	$276,168	$53,311	$0	$0	$329,479
Policy Loans:	(135,583)	(13,945)	0	(683)	(150,211)
Policy Loan Repayments and Interest:	196,678	16,870	0	791	214,339
Surrenders, Withdrawals, and Death Benefits:	(278,015)	(40,286)	(2,456)	0	(320,757)
Net Transfers From/To Other Subaccounts or Fixed Rate Option:	(34,125)	(7,264)	(23,223)	0	(64,612)
Administrative and Other Charges:	(197,510)	(36,128)	0	(811)	(234,449)

Net Contributions (Withdrawals) by Contract Owners	$(172,387)	$(27,442)	$(25,679)	$(703)	$(226,211)

2005:	VAL	VLI	SPVA	SPVL	TOTAL
Contract Owner Net Payments:	$292,838	$55,247	$0	$0	$348,085
Policy Loans:	(99,753)	(19,434)	0	(655)	(119,842)
Policy Loan Repayments and Interest:	140,745	29,734	0	789	171,268
Surrenders, Withdrawals, and Death Benefits:	(138,982)	(64,806)	0	0	(203,788)
Net Transfers From/To Other Subaccounts or Fixed Rate Option:	17,392	4,075	27,050	0	48,517
Administrative and Other Charges:	(196,947)	(33,527)	0	(730)	(231,204)

Net Contributions (Withdrawals) by Contract Owners	$15,293	$(28,711)	$27,050	$(596)	$(13,036)

A-3 Real Property

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2007
Note 5:      Unit Activity
Transactions in units for the years ended December 31, 2007, 2006 and 2005 were as follows:

2007:			VAL	VLI	SPVA	SPVL
Company Contributions:	164,691	Contract Owner Contributions:	143,947	21,788	0	1,941
Company Redemptions:	(39,046)	Contract Owner Redemptions:	(232,502)	(38,018)	0	(3,220)

2006:			VAL	VLI	SPVA	SPVL
Company Contributions:	150,849	Contract Owner Contributions:	179,582	24,372	0	318
Company Redemptions:	(130,023)	Contract Owner Redemptions:	(240,611)	(33,689)	(10,732)	(605)

2005:			VAL	VLI	SPVA	SPVL
Company Contributions:	87,397	Contract Owner Contributions:	188,975	27,168	12,293	356
Company Redemptions:	(158,586)	Contract Owner Redemptions:	(182,362)	(38,560)	(1)	(635)
Note 6: Purchases and Sales of Investments
The aggregate costs of purchases and proceeds from sales of investments in the Partnership for the years ended December 31, 2007, 2006 and 2005 were as follows:

	December 31,	December 31,	December 31,
	2007	2006	2005
Purchases:	$0	$0	$0
Sales:	$0	$(233,036)	$(225,656)

A-4 Real Property

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2007
Note 7:      Financial Highlights
Pruco Life of New Jersey sells a number of variable annuity and variable life insurance products. These products have unique combinations of features and fees that are charged against the contract owner’s account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.
The following table was developed by determining which products offered by Pruco Life of New Jersey have the lowest and highest total expense ratio. The summary may not reflect the minimum and maximum contract charges offered by the Company as contract owners may not have selected all available and applicable contract options as discussed in Note 1. The table reflects contract owner units only.

	At year end			For the year end
	Units	Unit Value	Net Assets	Investment	Expense Ratio**	Total Return***
	(000’s)	Lowest- Highest	(000’s)	Incomeb Ratio*	Lowest-Highest	Lowest-Highest

December 31, 2007	2,382	$2.80966 to $3.39532	$7,715	5.28%	0.35% to 1.25%	6.58% to 7.54%
December 31, 2006	2,489	$2.63621 to $3.15740	$7,511	5.10%	0.35% to 1.25%	13.05% to 14.06%
December 31, 2005	2,570	$2.33181 to $2.76817	$6,812	4.64%	0.35% to 1.25%	11.76% to 12.76%
December 31, 2004	2,563	$2.08645 to $2.45484	$6,042	4.15%	0.35% to 1.25%	4.74% to 5.68%
December 31, 2003	2,618	$1.99197 to $2.32279	$5,853	5.77%	0.35% to 1.25%	0.98% to 1.89%
The table above reflects information for units held by contract owners. Pruco Life of New Jersey also maintains a position in the Real Property Account, to provide for property acquisitions and capital expenditure funding needs. Pruco Life of New Jersey held 950,695, 825,050, 804,224, 875,413 and 901,524 units representing $3,049,391, $2,464,171, $2,112,648, $2,040,688 and $1,993,278 of net assets as of December 31, 2007, 2006, 2005, 2004 and 2003, respectively. Charges for mortality risk, expense risk and administrative expenses are used by Pruco Life of New Jersey to purchase additional units in its account resulting in no impact of its net assets.

*	This amount represents the proportionate share of the net investment income from the underlying Partnership divided by the total average assets of the Account. This ratio excludes those expenses, such as mortality risk, expense riskand administrative charges, that result in direct reductions in the unit values.

**	These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Partnership are excluded.

***	These amounts represent the total return for the periods indicated, including changes in the value of the underlying Partnership, and reflect deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.
Charges and Expenses
A.	Mortality Risk and Expense Risk Charges
Mortality risk and expense risk charges are determined daily using an effective annual rate of 0.6%, 0.35%, 0.9% and 0.9% for VAL, VLI, SPVA and SPVL, respectively. Mortality risk is the risk that life insurance contract owners may not live as long as estimated or annuitants may live longer than estimated and expense risk is the risk that the cost of issuing and administering the policies may exceed related charges by Pruco Life of New Jersey. The mortality risk and expense risk charges are assessed through reduction in unit values.
B.	Administrative Charges
Administrative charges are determined daily using an effective annual rate of 0.35% applied daily against the net assets representing equity of contract owners held in each subaccount for SPVA and SPVL. Administrative charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners. The administrative charge is assessed through reduction in unit values.

A-5 Real Property

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2007
C.	Cost of Insurance and Other Related Charges
Contract owner contributions are subject to certain deductions prior to being invested in the Account. The deductions for VAL and VLI are (1) state premium taxes; (2) sales charges, not to exceed 5% for VAL and 9% for VLI, which are deducted in order to compensate Pruco Life of New Jersey for the cost of selling the contract and (3) transaction costs, applicable to VAL, which are deducted from each premium payment to cover premium collection and processing costs. Contracts are subject to charges on each basic premium for assuming a guaranteed minimum death benefit risk. This charge compensates Pruco Life of New Jersey for the risk that an insured may die at a time when the death benefit exceeds the benefit that would have been payable in the absence of a minimum guarantee. These charges are assessed through the redemption of units.
D.	Deferred Sales Charge
A deferred sales charge is imposed upon surrenders of certain variable life insurance contracts to compensate Pruco Life of New Jersey for sales and other marketing expenses. The amount of any sales charge will depend on the number of years that have elapsed since the contract was issued but will not exceed 45% of one scheduled annual premium for VAL and 9% of the initial premium payment for SPVL. No sales charge will be imposed after the sixth and tenth year of the contract for SPVL and VAL, respectively. No sales charge will be imposed on death benefits. This deferred sales charge is assessed through the redemption of units.
E.	Partial Withdrawal Charge
A charge is imposed by Pruco Life of New Jersey on partial withdrawals of the cash surrender value for VAL. A charge equal to the lesser of $15 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a contract. This charge is assessed through the redemption of units.
Note 8:      Related Party
Prudential and its affiliates perform various services on behalf of the Partnership in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions.

A-6 Real Property

Report of Independent Registered Public Accounting Firm
To the Contract Owners of the
Pruco Life of New Jersey Variable Contract Real Property Account
and the Board of Directors of
Pruco Life Insurance Company of New Jersey
     In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Pruco Life of New Jersey Variable Contract Real Property Account at December 31, 2007 and 2006, and the results of its operations and the changes in its net assets for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Pruco Life Insurance Company of New Jersey. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares at December 31, 2007 with The Prudential Variable Contract Real Property Partnership, provide a reasonable basis for our opinion.
PricewaterhouseCoopers LLP
New York, New York
March 21, 2008

A-7 Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP FINANCIAL STATEMENTS

Consolidated Statements of Assets and Liabilities – December 31, 2007 and 2006	B1

Consolidated Statements of Operations – Years Ended December 31, 2007, 2006, and 2005	B2

Consolidated Statements of Changes in Net Assets – Years Ended December 31, 2007, 2006, and 2005	B3

Consolidated Statements of Cash Flows – Years Ended December 31, 2007, 2006, and 2005	B4

Consolidated Schedules of Investments – December 31, 2007 and 2006	B5

Notes to Consolidated Financial Statements	B7

Report of Independent Accountants	B16

INDEX - Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

	December 31, 2007	December 31, 2006

ASSETS
REAL ESTATE INVESTMENTS – At estimated market value:
Real estate and improvements (cost: 12/31/2007 – $233,233,775; 12/31/2006 -$199,124,056)	$251,161,712	$214,444,568
Real estate partnerships and preferred equity investments (cost: 12/31/2007 – $14,523,934; 12/31/2006 – $22,334,823)	14,523,934	17,941,039
Other real estate investments (cost: 12/31/2007 – $3,232,341; 12/31/2006 – $2,857,851)	3,232,341	2,857,851

Total real estate investments	$268,917,987	$235,243,458
CASH AND CASH EQUIVALENTS	18,215,871	33,399,532
OTHER ASSETS, NET	3,033,040	3,493,829

Total assets	$290,166,898	$272,136,819

LIABILITIES & PARTNERS’ EQUITY
INVESTMENT LEVEL DEBT	$32,121,712	$32,710,488
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	2,184,812	3,091,930
DUE TO AFFILIATES	901,371	789,889
OTHER LIABILITIES	920,454	876,487
MINORITY INTEREST	7,004,790	5,751,441

Total liabilities	43,133,139	43,220,235

COMMITMENTS AND CONTINGENCIES
PARTNERS’ EQUITY	247,033,759	228,916,584

Total liabilities and partners’ equity	$290,166,898	$272,136,819

NUMBER OF SHARES OUTSTANDING AT END OF PERIOD	6,758,960	6,758,960

SHARE VALUE AT END OF PERIOD	$36.55	$33.87

The accompanying notes are an integral part of these consolidated financial statements.

B-1 Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2007	2006	2005

INVESTMENT INCOME:
Revenue from real estate and improvements	$28,720,477	$25,460,860	$27,087,813
Equity in income of real estate partnerships	1,136,936	962,208	252,618
Interest and equity income on mortgage and other loans receivable	—	125,510	281,134
Income from other real estate investments	374,491	219,564	—
Interest on short-term investments	1,468,159	1,855,345	1,022,706

Total investment income	31,700,063	28,623,487	28,644,271

INVESTMENT EXPENSES:
Operating	6,954,999	6,355,543	7,420,509
Investment management fee	3,380,090	3,075,176	2,845,519
Real estate taxes	2,466,704	2,069,169	2,382,626
Administrative	4,056,557	3,923,413	4,438,482
Interest expense	2,019,937	1,814,686	2,173,789
Minority interest	158,196	223,772	164,175

Total investment expenses	19,036,483	17,461,759	19,425,100

NET INVESTMENT INCOME	12,663,580	11,161,728	9,219,171

REALIZED AND UNREALIZED GAIN (LOSS) ON REAL ESTATE INVESTMENTS:
Net proceeds from real estate investments sold	18,353,122	67,770	55,054,217
Less: Cost of real estate investments sold	19,063,985	—	47,015,948
Realization of prior years’ unrealized gain (loss) on real estate investments sold	(1,380,344)	—	(655,341)
Minority interest in realized gain (loss) on real estate investments sold	—	—	2,474,788

NET GAIN (LOSS) REALIZED ON REAL ESTATE INVESTMENTS SOLD	669,481	67,770	6,218,822

Change in unrealized gain (loss) on real estate investments	5,620,864	20,294,808	10,475,654
Less: Minority interest in unrealized gain (loss) on real estate investments	836,750	2,010,573	1,233,857

Net unrealized gain (loss) on real estate investments	4,784,114	18,284,235	9,241,797

NET REALIZED AND UNREALIZED GAIN (LOSS) ON REAL ESTATE INVESTMENTS	5,453,595	18,352,005	15,460,619

INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$18,117,175	$29,513,733	$24,679,790

The accompanying notes are an integral part of these consolidated financial statements.

B-2 Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Year Ended December 31,
	2007	2006	2005

INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS:
Net investment income	$12,663,580	$11,161,728	$9,219,171
Net gain (loss) realized on real estate investments sold	669,481	67,770	6,218,822
Net unrealized gain (loss) from real estate investments	4,784,114	18,284,235	9,241,797

Increase (decrease) in net assets resulting from operations	18,117,175	29,513,733	24,679,790

INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS:
Withdrawals (2007- 0; 2006 -182,671; and 2005 -198,677 shares, respectively)	—	(6,000,000)	(6,000,000)

Increase (decrease) in net assets resulting from capital transactions	—	(6,000,000)	(6,000,000)

INCREASE (DECREASE) IN NET ASSETS	18,117,175	23,513,733	18,679,790
NET ASSETS – Beginning of period	228,916,584	205,402,851	186,723,061

NET ASSETS – End of period	$247,033,759	$228,916,584	$205,402,851

The accompanying notes are an integral part of these consolidated financial statements.

B-3 Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase in net assets from operations	$18,117,175	$29,513,733	$24,679,790
Adjustments to reconcile net increase in net assets to net cash from operating activities
Net realized and unrealized loss (gain)	(5,453,595)	(18,352,005)	(15,460,619)
Amortization of deferred financing costs	193,594	—	(34,620)
Distributions in excess of (less than) equity in income of real estate partnerships operations	35,287	(87,396)	(148,668)
Minority interest in consolidated partnerships	158,196	223,772	164,175
Bad debt expense	101,185	(239,380)	240,176
(Increase) decrease in accrued interest included in other real estate investments	(374,491)	(219,564)	—
(Increase) decrease in:
Other assets	166,010	37,951	2,815,778
Increase (decrease) in:
Accounts payable and accrued expenses	(907,118)	546,878	(550,954)
Due to affiliates	111,482	28,963	39,507
Other liabilities	43,967	404,151	(150,564)

Net cash flows from (used in) operating activities	12,191,692	11,857,103	11,594,001

CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from real estate investments sold	18,353,122	67,770	41,676,816
Acquisition of real estate and improvements	(42,218,143)	(12,159,443)	—
Additions to real estate and improvements	(3,179,960)	(3,197,470)	(6,198,211)
Contributions to real estate partnerships	—	(7,289,487)	(7,142,900)
Return of investment in real estate partnerships	—	3,620,455	—
Origination of mortgage loan receivable	—	—	(2,945,709)
Collection of mortgage loan receivable	—	4,277,769	—
Origination of other real estate investments	—	(2,638,287)	—

Net cash flows from (used in) investing activities	(27,044,981)	(17,318,693)	25,389,996

CASH FLOWS FROM FINANCING ACTIVITIES:
Withdrawals	—	(6,000,000)	(6,000,000)
Principal payments on investment level debt	(588,776)	(485,119)	(853,525)
Contributions to minority interest partners	294,143	—	—
Distributions to minority interest partners	(35,739)	(121,244)	(2,220,169)

Net cash flows from (used in) financing activities	(330,372)	(6,606,363)	(9,073,694)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(15,183,661)	(12,067,953)	27,910,303
CASH AND CASH EQUIVALENTS – Beginning of period	33,399,532	45,467,485	17,557,182

CASH AND CASH EQUIVALENTS – End of period	$18,215,871	$33,399,532	$45,467,485

The accompanying notes are an integral part of these consolidated financial statements.

B-4 Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED SCHEDULE OF INVESTMENTS

			2007 Total Rentable
			Square Feet	December 31,
			Unless Otherwise	2007		2006
	December 31, 2007		Indicated		Estimated		Estimated
Property Name	Ownership	City, State	(Unaudited)	Cost	Market Value	Cost	Market Value

OFFICES
750 Warrenville	WO	Lisle, IL	103,193	$24,512,521	$11,500,000	$24,517,391	$10,700,000
Summit @ Cornell Oaks	WO	Beaverton , OR	72,109	12,401,252	13,800,000	12,091,490	12,500,000
Westpark	WO	Nashville, TN	97,199	11,323,885	13,100,000	11,033,804	12,800,000
Financial Plaza	WO	Brentwood, TN	98,049	12,371,092	13,700,000	12,333,152	13,500,000

		Offices % as of 12/31/07	21%	60,608,750	52,100,000	59,975,837	49,500,000
APARTMENTS
Brookwood Apartments	WO	Atlanta, GA	240 Units	19,548,293	20,200,000	18,918,016	20,100,000
Dunhill Trace Apartments	WO	Raleigh, NC	250 Units	16,375,037	19,800,000	16,287,767	20,400,000
Broadstone Crossing	WO	Austin, TX	225 Units	22,723,849	27,100,000	—	—
The Reserve At Waterford Lakes	WO	Charlotte, NC	140 Units	13,535,450	13,500,000	—	—

		Apartments % as of 12/31/07	33%	72,182,629	80,600,000	35,205,783	40,500,000
RETAIL
King’s Market	WO	Rosewell, GA	314,358	37,883,222	24,700,000	37,775,326	28,400,000
Hampton Towne Center	WO	Hampton, VA	174,540	18,050,090	26,500,000	18,042,611	26,000,000
White Marlin Mall	CJV	Ocean City, MD	186,016	17,016,325	23,900,000	15,538,779	22,900,000
Westminster Crossing East, LLC	CJV	Westminster, MD	89,890	12,405,500	17,861,712	12,358,340	17,744,568
Kansas City Portfolio	EJV	Kansas City, KS; MO	487,660	140,911	140,911	7,816,531	3,422,747
CARS Preferred Equity	PE	Various	N/A	14,383,023	14,383,023	14,518,292	14,518,292
Harnett Crossing	CJV	Dunn, NC	193,235	5,958,844	7,200,000	—	—

		Retail % as of 12/31/07	47%	105,837,915	114,685,646	106,049,879	112,985,607
INDUSTRIAL
Smith Road	WO	Aurora, CO	277,930	—	—	11,286,560	14,300,000

		Industrial % as of 12/31/07	0%	—	—	11,286,560	14,300,000
HOTEL
Portland Crown Plaza	CJV	Portland, OR	161 Rooms	9,128,415	18,300,000	8,940,820	15,100,000

		Hotel % as of 12/31/07	7%	9,128,415	18,300,000	8,940,820	15,100,000
OTHER REAL ESTATE INVESTMENTS
Westminster East	Eloan	Westminster, MD		3,232,341	3,232,341	2,857,851	2,857,851

		Other Real Estate Investments % as of 12/31/07	1%	3,232,341	3,232,341	2,857,851	2,857,851
Total Real Estate Investments as a Percentage of Net Assets as of 12/31/07			109%	$250,990,050	$268,917,987	$224,316,730	$235,243,458

WO – Wholly Owned Investment
CJV – Consolidated Joint Venture
EJV – Joint Venture Investment accounted for under the equity method
PE – Preferred equity investments accounted for under the equity method
Eloan – Mezzanine loan accounted for under the equity method
The accompanying notes are an integral part of these consolidated financial statements.

B-5 Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED SCHEDULE OF INVESTMENTS

		December 31, 2007		December 31, 2006
			Estimated		Estimated
	Face Amount	Cost	Market Value	Cost	Market Value

CASH AND CASH EQUIVALENTS – Percentage of Net Assets			7.4%		14.6%
Federal Home Loan Bank, 0 coupon bond, January , 2008	$2,065,813	$2,065,813	$2,065,813	$7,245,028	$7,245,028
Federal Home Loan Bank, 0 coupon bond, January , 2008	4,998,313	4,998,313	4,998,313	24,914,167	24,914,167
Federal Home Loan Bank, 0 coupon bond, January , 2008	9,997,633	9,997,633	9,997,633	—	—

Total Cash Equivalents		17,061,759	17,061,759	32,159,195	32,159,195
Cash		1,154,112	1,154,112	1,240,337	1,240,337

Total Cash and Cash Equivalents		$18,215,871	$18,215,871	$33,399,532	$33,399,532

The accompanying notes are an integral part of these consolidated financial statements.

B-6 Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2007, 2006, and 2005

Note 1: Organization
On April 29, 1988, The Prudential Variable Contract Real Property Partnership (the “Partnership”), a general partnership organized under New Jersey law, was formed through an agreement among The Prudential Insurance Company of America (“Prudential”), Pruco Life Insurance Company (“Pruco Life”), and Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”). The Partnership was established as a means by which assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts issued by the respective companies could be invested in a commingled pool. The partners in the Partnership are Prudential, Pruco Life and Pruco Life of New Jersey.
The Partnership’s policy is to invest at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.
The estimated market value of the Partnership’s shares is determined daily, consistent with the Partnership Agreement. On each day during which the New York Stock Exchange is open for business, the net asset value of the Partnership is estimated using the estimated market value of its assets, principally as described in Notes 2A, 2B and 2C below, reduced by any liabilities of the Partnership. The periodic adjustments to property values described in Notes 2A, 2B and 2C below and other adjustments to previous estimates are made on a prospective basis. There can be no assurance that all such adjustments to estimates will be made timely.
Shares of the Partnership are held by The Prudential Variable Contract Real Property Account, Pruco Life Variable Contract Real Property Account and Pruco Life of New Jersey Variable Contract Real Property Account (the “Real Property Accounts”) and may be purchased and sold at the then current share value of the Partnership’s net assets. Share value is calculated by dividing the estimated market value of net assets of the Partnership as determined above by the number of shares outstanding. A contract owner participates in the Partnership through interests in the Real Property Accounts.
PREI ® is the real estate advisory unit of Prudential Investment Management, Inc. (“PIM”), which is an indirectly owned subsidiary of Prudential Financial, Inc. (“PFI”). PREI provides investment advisory services to the Partnership’s partners pursuant to the terms of the Advisory Agreement as described in Note 9.

Note 2: Summary of Significant Accounting Policies
A:	Basis of Presentation – The accompanying consolidated financial statements of the Partnership have been presented on the market value basis of accounting in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements of Partnership include wholly owned entities, and those real estate partnerships in which the Partnership has a controlling interest. All significant inter-company balances and transactions have been eliminated in consolidation.
B:	Management’s Use of Estimates in the Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

B-7 Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2007, 2006, and 2005

Note 2: Summary of Significant Accounting Policies (continued)
C:	Real Estate Investments – Real estate investments are shown at estimated market value in accordance with the terms of the Partnership’s contracts. Properties owned are initially recorded at the purchase price plus closing costs. Development costs and major renovations are capitalized as a component of cost, and routine maintenance and repairs are charged to expense as incurred. Real estate costs include the cost of acquired property, including all the tangible and intangible assets. Tangible assets include the value of all land, building and tenant improvements at the time of acquisition. Intangible assets include the value of any above and below market leases, in-place leases, and tenant relationships at the time of acquisition. Market value estimates are based upon property appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of PIM is responsible to assure that the valuation process provides independent and reasonable property market value estimates. An unaffiliated third party appraisal firm has been appointed by PIM to assist the Chief Real Estate Appraiser in maintaining and monitoring the independence and the accuracy of the appraisal process. Unless a property is currently held for sale, the market value of real estate investments does not reflect the transaction sale costs, which may be incurred upon disposition of the real estate investments.

Unconsolidated real estate partnerships are valued at the Partnership’s equity in net assets as reflected in the partnerships’ financial statements with properties valued as described above. Under the equity method, the investment is initially recorded at the original investment amount, plus or minus additional amounts invested or distributed, and is subsequently adjusted for the Partnership’s share of undistributed earnings or losses, including unrealized appreciation and depreciation, from the underlying entity.

Land and development properties held for future development is carried at acquisition cost including soft costs incurred prior to development.

The Partnership periodically enters into forward contracts to acquire, for a fixed price, real estate investments to be constructed in accordance with predetermined plans and specifications or those achieve a certain level of leasing. Where conditions precedent to funding have been met by its development partners, and the Partnership’s commitment to fund is firm, the amount of any unrealized gain or loss is recognized based upon the difference between the estimated investment’s market value as described above and the Partnership’s funding obligation. The funding obligation and related assets are recorded in the consolidated financial statements. As of December 31, 2007 and 2006, no such funding obligation existed.

As described above, the estimated market value of real estate and real estate related assets is determined through an appraisal process. These estimated market values may vary significantly from the prices at which the real estate investments would sell, since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller and could be material to the consolidated financial statements. Although the estimated market values represent subjective estimates, management believes these estimated market values are reasonable approximations of market prices and the aggregate estimated value of investments in real estate is fairly presented as of December 31, 2007 and 2006.

D:	Other Real Estate Investments – Other real estate investments include short term notes receivable, which are valued at the amount due and approximate market value.

E:	Cash and Cash Equivalents – Cash and cash equivalent are comprised of all short-term investments and investments in money market funds with a maximum maturity of three months. Cash equivalents consist of investments in the Prudential Investment Liquidity Pool offered and managed by an affiliate of PFI and are accounted for at market value.

F:	Other Assets – Restricted cash of $186,736 and $167,311 was maintained by the wholly owned and consolidated properties at December 31, 2007 and 2006, respectively, for tenant security deposits and is included in Other Assets on the Consolidated Statements of Assets and Liabilities. Other assets also include tenant receivables and are net of allowance for uncollectible accounts of $39,764 and $211,058 at December 31, 2007 and 2006, respectively.

B-8 Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2007, 2006, and 2005

Note 2: Summary of Significant Accounting Policies (continued)
G:	Investment Level Debt – Investment level debt is stated at the principal amount of the obligations outstanding. At times the Partnership may assume debt in connection with the purchase of real estate. For debt assumed, the Partnership allocates a portion of the purchase price to the below/above market debt and amortizes the premium/discount over the remaining life of the debt.

H:	Deferred Financing Costs – Included in Other Assets are deferred financing costs amounting to $36,072 and $309,894 which are net of accumulated amortization of $273,822 and $80,227 as of December 31, 2007 and 2006, respectively, and which are being amortized over the term of the related obligation.

I:	Revenue Recognition – Revenue from real estate is recognized when earned in accordance with the terms of the respective leases. Revenue from certain real estate investments is net of all or a portion of related real estate expenses, as lease arrangements vary as to responsibility for payment of these expenses between tenants and the Partnership. Since real estate is stated at estimated market value, net income is not reduced by depreciation or amortization expense.

J:	Equity in Income of Real Estate Partnership – Equity in income from real estate partnership operations represents the Partnership’s share of the current year’s partnership income as provided for under the terms of the partnership agreements. As is the case with wholly owned real estate, partnership net income is not reduced by depreciation or amortization expense. Frequency of distribution of income is determined by formal agreements or by the executive committee of the partnership.

K:	Federal Income Taxes – The Partnership is not a taxable entity under the provisions of the Internal Revenue Code. The income and capital gains and losses of the Partnership are attributed, for federal income tax purposes, to the Partners in the Partnership. The Partnership may be subject to state and local taxes in jurisdictions in which it operates.

L:	New Accounting Pronouncements – FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), was issued in January 2003. In December 2003, FASB issued a revised interpretation of FIN 46 (FIN 46-R”) that supersedes FIN 46. FIN 46-R defers the effective date for applying the provisions of FIN46 for those companies currently accounting for their investments in accordance with the AICPA Audit and Accounting Guide, “Audits of Investment Companies” (the “Audit Guide”). The FASB is currently considering modifying FIN 46-R to provide an exception for companies that apply the Audit Guide. The Partnership is awaiting the final determination from the FASB in order to evaluate the extent in which, if any, its equity investments may need to be consolidated as a result of this FIN 46-R.

In September 2006, the staff of the U.S. Securities and Exchange Commission, or “SEC”, issued Staff Accounting Bulletin, or “SAB”, No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” The interpretations in this SAB express the staff’s views regarding the process of quantifying financial statement misstatements. Specifically, the SEC staff believes that registrants must quantify the impact on current period financial statements of correcting all misstatements, including both those occurring in the current period and the effect of reversing those that have accumulated from prior periods. This SAB must be applied beginning with the first fiscal year ending after November 15, 2006, with early adoption encouraged. Since the Partnership’s method for quantifying financial statement misstatements already considers those occurring in the current period and the effect of reversing those that have accumulated from prior periods, the adoption of SAB No. 108 had no effect on the financial position and result of operations of the Partnership.

The Partnership adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” an Interpretation of FASB Statement No. 109 as of January 1, 2007. This interpretation prescribes a comprehensive model for how a partnership should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the partnership has taken or expects to take on a tax return. The adoption of FIN 48 had no effect to the financial position and result of operations of the Partnership.

B-9 Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2007, 2006, and 2005

Note 2: Summary of Significant Accounting Policies (continued)
L:	New Accounting Pronouncements (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. This statement does not require any new fair value measurements, but the application of this statement could change current practices in determining fair value.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” including an amendment of FASB Statement No. 115. This statement provides partnerships with an option to report selected financial assets and liabilities at fair value.

SFAS No. 157 and SFAS No. 159 are effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Partnership plans to adopt this guidance effective January 1, 2008. The Partnership is currently assessing the impact of SFAS 157 and SFAS 159 on the Partnership’s consolidated financial position and results of operations.

In June 2007, the Accounting Standards Executive Committee issued Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”). SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (the “Audit Guide”). SOP 07-1 was originally determined to be effective for fiscal years beginning on or after December 15, 2007, however, on February 6, 2008, FASB issued a final Staff Position indefinitely deferring the effective date and prohibiting early adoption of SOP 07-1 while addressing implementation issues.

Note 3: Disclosure of Supplemental Cash Flow Information and Non-Cash Investing and Financing Activity
Cash paid for interest during the years ended December 31, 2007, 2006, and 2005, was $1,746,115, $1,806,320, and $2,324,397, respectively.
During the fourth quarter of 2005, a minority interest partner bought out the Account’s investment in a consolidated real estate partnership resulting in net proceeds of $15.9 million. This transaction resulted in the assumption of a mortgage loan by the partner of approximately $10.0 million and a reduction of the partner’s minority interest of $3.7 million.

B-10 Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2007, 2006, and 2005

Note 4: Real Estate Partnership and Preferred Equity Investments
Real estate partnerships and preferred equity investments are valued at the Partnership’s equity in net assets as reflected by the partnership’s financial statements with properties valued as indicated in Note 2C above. The Partnership’s combined financial position and results of operations are summarized as follows (in 000’s):

	December 31,
	2007	2006

Partnership Assets and Liabilities
Real estate at estimated market value	$14,383	$22,018
Other assets	452	453

Total assets	14,835	22,471

Investment level debt	—	2,978
Other liabilities	242	253

Total liabilities	242	3,231

Net assets	$14,593	$19,240

Partnership’s share of net assets	$14,524	$17,941

	Year Ended December 31,
	2007	2006	2005

Partnership Operations
Rental revenue	$1,598	$3,364	$4,115

Total revenue	1,598	3,364	4,115

Real estate expenses and taxes	235	1,017	2,326
Interest Expense	134	1,396	1,477

Total Expenses	369	2,413	3,803

Net Investment Income	$1,229	$951	$312

Partnership’s equity in income of real estate partnerships	$1,137	$962	$253

B-11 Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2007, 2006, and 2005
Note 5:    Investment Level Debt
Debt includes mortgage loans payable as summarized below (in 000’s):

	As of 12/31/07		As of 12/31/06	As of 12/31/07
		Partnership’s
	100% Principal	Share of	100% Principal
	Balance	Principal Balance	Balance	Interest	Maturity
	Outstanding	Outstanding(1)	Outstanding	Rate(2)	Date	Terms(3)
		(Unaudited)

Mortgages of Wholly Owned Properties & Consolidated Partnerships
Hampton, VA	$7,778	$7,778	$8,239	6.75%	2018	PP, P&I
Ocean City, MD	6,847	4,991	6,973	7.24%	2008	PP, P&I
Raleigh, NC	8,750	8,750	8,750	3.09%	2008	PP, I
Atlanta, GA	8,747	8,747	8,748	4.90%	2009	PP, P&I

Total	$32,122	$30,266	$32,710

Mortgages on Equity Partnerships
Kansas City, MO – Cherokee Hill	$—	$—	$2,978	—	—	PP, P&I

Total	$—	$—	$2,978

(1)	Represents the Partnership’s interest in the loan based upon the estimated percentage of net assets which would be distributed to the Partnership if the partnership were liquidated at December 31, 2007. It does not represent the Partnership’s legal obligation.

(2)	The Partnership’s weighted average interest rate was 6.14% at December 31, 2007 and 2006, respectively. The weighted average interest rates were calculated using the Partnership’s annualized interest expense for each loan (derived using the same percentage as that in (1) above) divided by the Partnership’s share of total debt.

(3)	Loan Terms PP=Prepayment penalties applicable to loan, I=Interest only, P&I=Principal and Interest
For debt maturing in 2008, it is anticipated that repayment will be provided by operating cash flow, deposits from clients, real estate investment sales, or refinancing debt.
As of December 31, 2007, mortgage loans payable on wholly owned properties and consolidated partnerships are payable as follows:

Year Ending December 31,	(in 000’s)

2008	$16,090
2009	9,277
2010	565
2011	604
2012	646
Thereafter	4,940

Total	$32,122

The mortgage loans payable of wholly owned properties and consolidated partnerships are secured by real estate investments with an estimated market value of $90 million.
Based on borrowing rates available to the Partnership at December 31, 2007 for loans with similar terms and average maturities, the Partnership’s mortgages on wholly owned properties and consolidated partnerships have an estimated fair value of approximately $32 million, and a carrying value of $32 million. Different assumptions or changes in future market conditions could significantly affect estimated fair value.

B-12 Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2007, 2006, and 2005
Note 6:    Concentration of Risk on Real Estate Investments
At December 31, 2007, the Partnership had real estate investments located throughout the United States. The diversification of the Partnership’s holdings based on the estimated market values and established NCREIF regions is as follows:

	Estimated
Region	Market Value	Region %
	(in 000’s)

East North Central	$13,871	5.16%
Mideast	115,050	42.78%
Mountain	1,719	0.64%
Northeast	296	0.11%
Pacific	33,290	12.38%
Southeast	74,078	27.54%
Southwest	30,434	11.32%
West North Central	180	0.07%

Total	$268,918	100.00%

The allocations above are based on (1) 100% of the estimated market value of wholly-owned properties and consolidated joint ventures and mortgage and other loans receivable, and (2) the estimated market value of the Partnership’s net equity in non-consolidated ventures.
Note 7:    Leasing Activity
The Partnership leases space to tenants under various operating lease agreements. These agreements, without giving effect to renewal options, have expiration dates ranging from 2008 to 2025. At December 31, 2007, the aggregate future minimum base rental payments under non-cancelable operating leases for wholly owned and consolidated joint venture properties by year are as follows:

Year Ending December 31,	(in 000’s)

2008	$13,825
2009	11,123
2010	9,831
2011	7,574
2012	5,309
Thereafter	21,082

Total	$68,744

B-13 Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2007, 2006, and 2005
Note 8:    Commitments and Contingencies
In 1986, Prudential committed to fund up to $100 million to enable the Partnership to acquire real estate investments. Contributions to the Partnership under this commitment have been utilized for property acquisitions, and were to be returned to Prudential on an ongoing basis from contract owners’ net contributions and other available cash. The amount of the commitment has been reduced by $10 million for every $100 million in current value net assets of the Partnership. As of December 31, 2007, the cost basis of Prudential’s equity interest in the Partnership under this commitment (held through the Real Property Accounts) was $44.2 million. Prudential terminated this commitment on December 31, 2002.
The Partnership is subject to various legal proceedings and claims arising in the ordinary course of business. These matters are generally covered by insurance. In the opinion of Prudential’s management, the outcome of such matters will not have a significant effect on the financial position of the Partnership.
Note 9:    Other Related Party Transactions
Pursuant to an investment management agreement, PIM charges the Partnership a daily investment management fee at an annual rate of 1.25% of the average daily gross asset valuation of the Partnership. For the years ended December 31, 2007, 2006, and 2005 management fees incurred by the Partnership were $3.4 million, $3.1 million, and $2.8 million, for each of the years, respectively. The Partnership also reimburses PIM for certain administrative services rendered by PIM. The amounts incurred for the years ended December 31, 2007, 2006, and 2005 were $53,630, $146,930; and $123,630; respectively, and are classified as administrative expenses in the Consolidated Statements of Operations.
During the years ended December 31, 2007, 2006 and 2005, the Partnership made the following distributions to the Partners:

Year Ended December 31,	(000’s)

2007	$—
2006	$6,000
2005	$6,000

B-14 Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2007, 2006, and 2005
Note 10:    Financial Highlights

	2007	2006	2005	2004	2003

Per Share(Unit) Operating Performance:
Net Asset Value, beginning of period	$33.87	$29.59	$26.15	$24.66	$24.11
Income From Investment Operations:
Investment income, before management fee	2.37	2.07	1.67	1.44	1.71
Investment Management fee	(0.50)	(0.45)	(0.40)	(0.36)	(0.33)
Net realized and unrealized gain (loss) on investments	0.81	2.66	2.17	0.41	(0.83)

Net Increase in Net Assets Resulting from Operations	2.68	4.28	3.44	1.49	0.55

Net Asset Value, end of period	$36.55	$33.87	$29.59	$26.15	$24.66

Total Return, before Management Fee (a):	9.44%	16.03%	14.76%	7.61%	3.63%
Ratios/Supplemental Data:
Net Assets, end of period (in millions)	$247	$229	$205	$187	$182
Ratios to average net assets for the year ended (b):
Total Portfolio Level Expenses	1.55%	1.51%	1.46%	1.43%	1.35%
Investment Income before Management Fee	6.76%	6.58%	4.89%	5.76%	7.12%

(a)	Total Return, before management fee is calculated by geometrically linking quarterly returns which are calculated using the formula below:

Net Investment Income + Net Realized and Unrealized Gains/(Losses)

Beg. Net Asset Value + Time Weighted Contributions - Time Weighted Distributions

(b)	Average net assets are based on beginning of quarter net assets.

B-15 Real Property

Report of Independent Registered Public Accounting Firm
To the Partners of
The Prudential Variable Contract Real Property Partnership:
In our opinion, the accompanying consolidated statements of assets and liabilities, including the schedule of real estate investments, and the related consolidated statements of operations, of changes in net assets and of cash flows present fairly, in all material respects, the financial position of The Prudential Variable Contract Real Property Partnership (the “Partnership”) at December 31, 2007 and 2006, and the results of its operations, the changes in its net assets and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of The Prudential Insurance Company of America. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers LLP
New York, New York
February 22, 2008

B-16 Real Property

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant, in connection with certain affiliates, maintains various insurance coverages under which the underwriter and certain affiliated persons may be insured against liability, which may be incurred in such capacity, subject to the terms, conditions, and exclusions of the insurance policies.

New Jersey, being the state of organization of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Pruco Life of New Jersey's By-law, Article V, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 1.A.(6)(c) to its Form S-6, Registration No. 333-85117, filed on August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15. NOT APPLICABLE

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

(1A) Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company of New Jersey with respect to the Pruco Life of New Jersey Variable Insurance Account.	Incorporated by reference to Post-Effective Amendment No. 24 to Form S-6, Registration No. 2-81243, filed April 29, 1997, on behalf of the Pruco Life of New Jersey Variable Insurance Account.
(1B) Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company of New Jersey with respect to the Pruco Life of New Jersey Variable Appreciable Account.	Incorporated by reference to Post-Effective Amendment No. 26 to Form S-6, Registration No. 2-89780, filed April 28, 1997, on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(1C) Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company of New Jersey with respect to the Pruco Life of New Jersey Single Premium Variable Life Account and Pruco Life of New Jersey Single Premium Variable Annuity Account.

Incorporated by reference to Post-Effective Amendment No. 9 to this Registration Statement, filed April 9, 1997, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(3A) Articles of Incorporation of Pruco Life Insurance Company of New Jersey, as amended March 11, 1983.	Incorporated by reference to Post-Effective Amendment No. 26 to Form S-6, Registration No. 2-89780, filed April 28, 1997, on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(3B) Certificate of Amendment of the Articles of Incorporation of Pruco Life Insurance Company of New Jersey, February 12, 1998	Incorporated by reference to Post-Effective Amendment No. 12 to this Registration Statement, filed April 16, 1999, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.

(3C) By-Laws of Pruco Life Insurance Company of New Jersey, as amended August 4, 1999.	Incorporated by reference to Form S-6, Registration No. 333-85117, filed on August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(3D) Resolution of the Board of Directors establishing Pruco Life of New Jersey Variable Contract Real Property Account.	Incorporated by reference to Post-Effective Amendment No. 9 to this Registration Statement, filed April 9, 1997, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(4A) Variable Life Insurance Contract.	Incorporated by reference to Post-Effective Amendment No. 24 to Form S-6, Registration No. 2-81243, filed April 29, 1997, on behalf of the Pruco Life of New Jersey Variable Insurance Account.
(4B)(i) Revised Variable Appreciable Life Insurance Contract with fixed death benefit.	Incorporated by reference to Post-Effective Amendment No. 26 to Form S-6, Registration No. 2-89780, filed April 28, 1997, on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(4B)(ii) Revised Variable Appreciable Life Insurance Contract with variable death benefit.	Incorporated by reference to Post-Effective Amendment No. 26 to Form S-6, Registration No. 2-89780, filed April 28, 1997, on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(4C) Single Premium Variable Annuity Contract.	Incorporated by reference to Post-Effective Amendment No. 9 to this Registration Statement, filed April 9, 1997, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(4D) Flexible Premium Variable Life Insurance Contract.	Incorporated by reference to Post-Effective Amendment No. 9 to this Registration Statement, filed April 9, 1997, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(5) Opinion and Consent of Thomas C. Castano, Esq., as to the legality of the securities being registered.	Filed herewith.
(10A) Investment Management Agreement between Prudential Investment Management, Inc. and The Prudential Variable Contract Real Property Partnership.

Incorporated by reference to Post-Effective Amendment No. 16 to Form S-1, Registration Statement No. 33-20083-01, filed April 10, 2003, on behalf of the Prudential Variable Contract Real Property Account.

(10B) Administrative Service Agreement among PIM, Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey.	Incorporated by reference to Post-Effective Amendment No. 17 to Form S-1, Registration No. 33-20083-01, filed April 12, 2004 on behalf of the Prudential Variable Contract Real Property Account.
(10C) Partnership Agreement of The Prudential Variable Contract Real Property Partnership.	Incorporated by reference to Post-Effective Amendment No. 9 to this Registration Statement, filed April 9, 1997, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(23A) Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.	Filed herewith.
(23B) Written consent of Thomas C. Castano, Esq.	Incorporated by reference to Exhibit (5) hereto.

(24) Powers of Attorney: James J. Avery, Jr., Helen M. Galt, Bernard J. Jacob, Scott D. Kaplan, Tucker I. Marr, David R. Odenath Jr., Scott Sleyster	Filed herewith.
(b) Financial Statement Schedules Schedule III-Real Estate Owned by The Prudential Variable Contract Real Property Partnership and independent accountant's report thereon.	Filed herewith.

ITEM 17. UNDERTAKINGS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

The undersigned Registrant hereby undertakes (a) to file any prospectuses required by Section 10(a)(3) of the Securities Act of 1933 as Post-Effective Amendments to this Registration Statement, (b) that for the purposes of determining any liability under the 1933 Act, each such Post-Effective Amendment may be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time may be deemed to be in the initial bona fide offering thereof, (c) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent Post-Effective Amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, (d) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, (e) to remove from registration by means of a Post-Effective Amendment any of the securities being registered which remain unsold at such time as the offering of such securities may be terminated.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Pruco Life Insurance Company of New Jersey has duly caused this Post-Effective Amendment No. 21 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of New Jersey, on the 4th day of April, 2008.

Pruco Life Insurance Company of New Jersey In Respect of Pruco Life of New Jersey Variable Contract Real Property Account By: /s/ Nancy D. Davis Nancy D. Davis Vice President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 21 to the Registration Statement has been signed below by the following Directors and Officers of Pruco Life Insurance Company of New Jersey in the capacities indicated on this 4th day of April, 2008.

               Signature and Title

/s/ *
Tucker I. Marr
Vice President, Chief Financial Officer, and
Chief Accounting Officer

/s/ *
James J. Avery, Jr.
Director                                                          *By:   /s/ Thomas C. Castano
                                                                             Thomas C. Castano
                                                                             (Attorney-in-Fact)
/s/*
Helen M. Galt
Director

/s/*
Bernard J. Jacob
Director

/s/*
Scott D. Kaplan
Director

/s/*
David R. Odenath, Jr.
Director

/s/*
Scott Sleyster
Director

                                                                                EXHIBIT INDEX

(a) (5) Opinion and Consent of Thomas C. Castano, Esq., as to the legality of the securities being registered.	II-

(a) (23A) Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.	II-

(a) (24) Powers of Attorney	II-

(b) Financial Statement Schedules Schedule III-Real Estate Owned by The Prudential Variable Contract Real Property Partnership and independent accountant's report thereon.	II-